SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________________________

Schedule 14D-9

Solicitation/Recommendation Statement
under Section 14(d)(4) of the
Securities Exchange Act of 1934
__________________________________________

PFSweb, Inc.
(Name of Subject Company)

PFSweb, Inc.
(Name of Persons Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

717098206
(CUSIP Number of Class of Securities)
__________________________________________

Thomas J. Madden
Chief Financial Officer
PFSweb, Inc.
4455 Regent Blvd
Irving, TX 75063
(972) 881-2900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)
__________________________________________

With copies to:
Soren Lindstrom, Esq.
FisherBroyles, LLP
Highland Park Place
4514 Cole Avenue, Suite 600
Dallas, Texas 75205
866-211-5914

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.    Subject Company Information.

Name and Address

The name of the subject company is PFSweb, Inc., a Delaware corporation (“PFSweb” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to PFSweb. The address of PFSweb’s principal executive office is 4455 Regent Blvd, Irving, Texas 75063. The telephone number of PFSweb’s principal executive office is (972) 881-2900.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is PFSweb’s common stock, par value $0.001 per share (each such share, a “Share,” and, collectively, the “Shares”).

As of September 20, 2023, there were (i) 22,765,530 Shares issued and outstanding; (ii) 298,662 stock options to acquire Shares issued and outstanding; (iii) 573,577 deferred stock unit awards issued and outstanding; and (iv) 819,718 Shares underlying outstanding restricted stock units and other Company awards issued and outstanding, 548,190 of which were performance-based restricted stock units).

Item 2.    Identity and Background of Filing Person.

Name and Address

PFSweb, the subject company, is the person filing this Schedule 14D-9. The name, business address and business telephone number of PFSweb are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer by Peregrine MergerSub I, Inc., a Delaware corporation (“Merger Sub” or “Purchaser”) and a wholly-owned subsidiary of GXO Logistics, Inc., a Delaware corporation (“Parent” or “GXO”) , to purchase all of the issued and outstanding Shares (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, Purchaser or any other wholly-owned subsidiary of Parent, in each case, as of immediately prior to the commencement of the Offer) at an offer price per Share of $7.50 (such amount as may be increased, decreased or adjusted in accordance with the Merger Agreement (defined below), the “Offer Price”) in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 21, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”) (which offer, upon such terms and subject to such conditions, as it and they may be amended or supplemented from time to time, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO, dated September 21, 2023 (together with the exhibits thereto, as it or they may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”). The Offer to Purchase and form of Letter of Transmittal are being mailed to the Company’s stockholders together with this Schedule 14D-9.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 13, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, Purchaser and PFSweb. Upon the terms of and subject to the conditions to the Merger Agreement, Purchaser shall, and Parent shall cause Purchaser to, (i) as soon as practicable (and in any event within three business day) after the Expiration Time (as defined below) accept for payment all Shares validly tendered pursuant to the Offer prior to the Expiration Time (the time of such acceptance, the “Offer Acceptance Time”), and (ii) as soon as practicable after the Offer Acceptance Time (and in any event within three business days) pay for all such Shares. The Merger Agreement further provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware, as amended (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), with the Company surviving as a wholly owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the DGCL and, consequently, no stockholder vote will be required to consummate the Merger if the Offer is successfully completed. At the effective time of the Merger (the “Effective Time”), each Share not acquired in the Offer (other than Shares held in the Company’s treasury or owned by any subsidiary of the Company, Parent, the Purchaser or any other directly or indirectly wholly-owned subsidiary of Parent, in each case, as of immediately prior to the Effective Time) will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”), without interest and less any withholding of taxes required by applicable law. The Offer, the Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.”

The obligation of Purchaser to purchase Shares tendered in the Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement (the “Offer Conditions”), including but not limited to: (1) that prior to the expiration of the Offer there have been validly tendered and not validly withdrawn a number of Shares that, together with Shares then-owned, directly or indirectly, by Parent, Purchaser or any of their respective subsidiaries, would constitute at least one more Share than fifty percent (50%) of the total number of then issued and outstanding Shares (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) (the “Minimum Condition”); (2) the accuracy of the Company’s representations and warranties in the Merger Agreement, subject to specific materiality qualifications and thresholds; (3) compliance by the Company with its covenants in the Merger Agreement in all material respects; (4) the absence of legal restraints or orders prohibiting the consummation of the transactions contemplated by the Merger Agreement; (5) the expiration or termination of the waiting period under the United States Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended; (6) the absence of a valid termination of the Merger Agreement in accordance with its terms; (7) the non-occurrence of a Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing; and (8) the receipt by Parent and Merger Sub from an officer of the Company of a certificate, certifying that the conditions set forth in sub-items (2), (3) and (7) above have been satisfied.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on September 21, 2023 (the “Offer Commencement Date”). Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer will initially expire at midnight 12:00, New York City time, on October 20, 2023 (such time, or such subsequent time to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Time” and such date, or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement, the “Expiration Date”).

The foregoing summary of the Offer is qualified in its entirety by reference to the more detailed description and explanation contained in the Merger Agreement, the Offer to Purchase, the Letter of Transmittal and other related materials, as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference. In addition, all of these materials (and all other documents related to the Offer filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.
As set forth in the Schedule TO, Parent and Purchaser’s business address is Two American Lane, Greenwich, Connecticut 06831. The telephone number of Parent and Purchaser is (203) 489-1287.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, to the knowledge of PFSweb, as of the date of this Schedule 14D-9, there is no material agreement, arrangement or understanding, nor any actual or potential conflict of interest, between PFSweb or its affiliates, on the one hand, and (i) any of PFSweb’s executive officers, directors or affiliates, or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates, on the other hand. The use of the term “executive officer” for this Schedule 14D-9 refers not only to the president but also to those vice presidents in charge of a principal business unit, division, or function or any other officer who performs a policy making function for the Company. For this Schedule 14D-9, the executive officers are:

Michael C. Willoughby, Chief Executive Officer
Thomas J. Madden, Chief Financial Officer
R. Zach Thomann, Chief Operating Officer and President of Priority Fulfillment Services, Inc.
Laura L. Bracken, Senior Vice President and Chief Accounting Officer
Mark Fuentes, Senior Vice President and Chief Information Officer

The Company’s board of directors (the “Board”) was aware of the contracts, agreements, arrangements and understandings set forth below or incorporated by reference in this Schedule 14D-9 and considered them along with other matters described below in “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger.”

Arrangements between PFSweb, Parent and Purchaser

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 “The Merger Agreement; Other Agreements” of the Offer to Purchase and the description of the terms and conditions of the Offer contained in Section 1 “Terms of the Offer” of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the full text of the Merger Agreement.

The Merger Agreement governs the contractual rights among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company, Parent or Merger Sub made in the Company’s public reports filed with the SEC. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Parent and Merger Sub in connection with the signing of the Merger Agreement. The disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the Company, Parent and Purchaser, rather than establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not represent the actual state of facts about the Company, Parent or Purchaser. Other than the indemnification provisions of the Merger Agreement (which are discussed in “Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company—Director and Officer Exculpation Indemnification and Insurance” below) and the rights of the Company’s stockholders to receive the Offer Price or the Per Share Merger Consideration and the holders of certain equity awards to receive the consideration described in the Merger Agreement, nothing in the Merger Agreement confers any rights or remedies upon any person other than the parties to the Merger Agreement. The Company’s stockholders should not rely on the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Purchaser or any of their respective subsidiaries or affiliates.

The foregoing summary of the material terms of the Merger Agreement and the description of the terms and conditions to the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Exclusivity Agreement

The Company and Parent entered into an exclusivity agreement, dated August 30, 2023 (the “Exclusivity Agreement”), pursuant to which the Company agreed, until 11:59 p.m., Eastern Time on September 13, 2023, not to, directly or indirectly, (a) solicit, initiate, assist or encourage or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an alternative transaction (as defined in the Exclusivity Agreement), (b) participate in any discussions or negotiations with a third party regarding an alternative transaction or (c) agree to, accept, recommend or endorse (or publicly propose or announce any intention or desire to agree to, accept, recommend or endorse), or enter into any agreement or understanding (whether or not binding or definitive) relating to any alternative transaction.

The foregoing summary and description of the Exclusivity Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exclusivity Agreement, which is filed as Exhibit (e)(4) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality and Standstill Agreement

On August 13, 2021, the Company and Parent entered into a confidentiality agreement (as amended on April 28, 2023, the “Confidentiality Agreement”) in connection with Parent’s consideration of a potential transaction with the Company, its subsidiaries and/or its affiliates. Pursuant to the Confidentiality Agreement, Parent agreed to hold the Confidential Information, as defined in the Confidentiality Agreement, confidential and in strict confidence and not to use such information except to carry out discussions, and or negotiations concerning, or undertaking any mutually agreed obligation relating to or in furtherance of the potential transaction.

The Confidentiality Agreement also contained certain “standstill” covenants, which, among other things, prohibited Parent and its affiliates from taking certain actions with respect to the Company for a period of two years, including, except at the specific written request of the Company or its affiliates, proposing to enter into, directly or indirectly, any business relationship with the Company or its affiliates or publicly requesting or proposing that the Company amend or waive the “standstill” covenants.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2)-(e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

Interests of Our Directors and Executive Officers in the Merger

PFSweb’s executive officers and directors may have interests in the Offer, the Merger and the other Transactions that are different from, or in addition to, the interests of PFSweb’s stockholders generally. These interests may include, among others, equity awards, transaction bonuses and executive severance benefits. These interests may create potential conflicts of interest. The Board was aware of these interests and considered them, among other matters, in recommending the Offer and approving the Merger Agreement and the transactions contemplated thereby, as further described below in the section captioned “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Reasons for the Offer and the Merger.”

Consideration for PFSweb Common Stock in the Merger

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the conditions of the Offer and the Merger are otherwise satisfied or waived in accordance with the terms of the Merger Agreement and the Merger is consummated, such executive officers and directors will also receive the same consideration on the same terms and conditions as the other stockholders of the Company.

The following table sets forth the number of Shares beneficially owned as of September 20, 2023 by each of our executive officers and directors, excluding shares issuable upon vesting of various equity awards and stock options, and the aggregate consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price.

Name of Individual	Number of Shares Beneficially Owned (#)	Implied Cash Consideration for Shares (1) ($)
Executive Officer
Michael C. Willoughby	663,690	$4,977,675
Thomas J. Madden	483,463	$3,625,973
R. Zach Thomann	193,306	$1,449,795
Laura L. Bracken	—	$—
Mark Fuentes	116,826	$876,195
Non-employee Director
David I. Beatson	53,680	$402,600
Benjamin Rosenzweig	33,976	$254,820
Monica Luechtefeld	9,297	$69,728
Robert Frankfurt	9,297	$69,728
G. Mercedes De Luca	9,297	$69,728

(1) Rounded up to nearest dollar.

Treatment of Company Stock-Based Compensation and Other Awards in the Transaction
Treatment of Company Stock Options

Effective as of the Effective Time, each stock option (a “Company Stock Option”) to purchase Shares that is outstanding and unexercised as of immediately prior to the Effective Time, whether or not vested or exercisable, shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of Shares then underlying such Company Stock Option multiplied by (ii) the excess, if any, of the Offer Price over the exercise price per Share of such Company Stock Option. If the exercise price of any such Company Stock Option is equal to or greater than the Offer Price, such Company Stock Option will be cancelled for no consideration.
The Company’s executive officers do not hold any Company Stock Options. Of the five directors, only Mr. Frankfurt and Ms. De Luca each hold 30,000 of in-the-money Company Stock Options (such options have an intrinsic value equal to $100,200 based on the Offer Price for each of those two directors).
Treatment of Company Deferred Stock Units

Effective as of the Effective Time, each deferred stock unit award (a “DSU Award”) in respect of Shares that is outstanding as of immediately prior to the Effective Time, whether or not vested, shall automatically be cancelled and converted into the right to receive an amount of cash from the Surviving Corporation equal to the product of (i) the total number of Shares then underlying such DSU Award multiplied by (ii) the Offer Price. In addition, each holder of a DSU Award granted prior to December 1, 2022 will be entitled to receive payment of any accrued but unpaid dividend equivalents with respect to such DSU Award.

Treatment of Company Other Awards

Effective as of the Effective Time, each other PFSweb stock based award issued with respect to Shares granted pursuant to the Company’s stock and incentive plan, including each restricted stock unit award (“RSU Award”) and each performance-based restricted stock unit award (“PSU Award”) (collectively the “Other Stock Awards”) outstanding as of immediately prior to the Effective Time shall automatically be cancelled and converted into the right to receive an amount of cash equal to (i) the number of Shares underlying such Other Stock Award multiplied by (ii) the Offer Price. The number of Shares underlying each Other Stock Awards that is subject to performance-based vesting conditions will be determined by measuring the level of achievement of the applicable performance goals in accordance with the provisions of the applicable award agreements. In addition, each holder of an Other Award granted prior to December 1, 2022 will be entitled to receive payment of any accrued but unpaid dividend equivalents with respect to such Other Award.
In addition, each PFSweb performance-based cash award applicable to the Company’s calendar year 2023 short-term incentive program will be paid in cash at an amount determined by measuring the level of achievement of the applicable performance goals in accordance with the provisions of the applicable cash award agreements. The amounts expected to be paid applicable to such cash awards are $119,275 for Mr. Madden, $182,500 for Mr. Thomann, $137,500 for Ms. Bracken and $141,000 for Mr. Fuentes.
The directors do not hold Other Stock Awards. Details about the Other Stock Awards held by the Company’s executive officers are included below.

Table of Estimated Consideration for Executive Officer and Director Equity Awards

The table below sets forth, for each of our executive officers and directors holding any stock options, DSU Awards or Other Awards as of September 20, 2023, (i) the aggregate number of Shares subject to each award, (with the number of Shares underlying each PSU Award based on deemed achievement of all applicable performance goals at the level required by the terms of the applicable award agreement) and (ii) the cash amounts payable in respect of such awards on a pre-tax basis as of the consummation of the Offer, calculated by multiplying the Offer Price by the number of Shares underlying such awards.

	Number of:				Implied Cash Consideration for:				Total Implied Cash Consideration for Stock Based Awards ($)
Name of Individual	Company Stock Options (1)(#)	DSU Awards (#)	RSU Awards (#)	PSU Awards (#)	Company Stock Options (1) ($)	DSU Awards (2) ($)	RSU Awards (2) ($)	PSU Awards (2) ($)
Executive Officers:
Michael C. Willoughby	—	—	40,276	124,284	$—	$—	$483,321	$1,227,663	$1,710,984
Thomas J. Madden	—	—	45,444	101,393	$—	$—	$424,121	$896,258	$1,320,379
R. Zach Thomann	—	—	74,552	157,840	$—	$—	$647,088	$1,323,039	$1,970,127
Laura L. Bracken	—	—	10,433	14,955	$—	$—	$78,248	$112,163	$190,411
Mark Fuentes	—	—	17,729	20,425	$—	$—	$164,603	$176,084	$340,687
Non-employee Directors
David I. Beatson	—	138,778	—	—	$—	$1,665,336	$—	$—	$1,665,336
Benjamin Rosenzweig	—	148,075	—	—	$—	$1,735,064	$—	$—	$1,735,064
Monica Luechtefeld	—	136,003	—	—	$—	$1,632,036	$—	$—	$1,632,036
Robert Frankfurt	30,000	78,240	—	—	$100,200	$938,880	$—	$—	$1,039,080
G. Mercedes De Luca	30,000	72,481	—	—	$100,200	$869,772	$—	$—	$969,972
(1)    Reflects only Stock Options, and their implied cash consideration, that are in-the-money as it relates to the $7.50 Offer Price.
(2)    All numbers include any accrued but unpaid dividend equivalents with respect to the applicable award.

Employment, Severance, and Change in Control Agreements

Michael C. Willoughby

Mr. Willoughby has an amended and restated Employment and Severance Agreement (the “Willoughby ESA”) and an amended and restated Change in Control Severance Agreement (the “Willoughby CIC Agreement”) both with the Company, effective November 8, 2022. On September 12, 2023, the Board approved to extend the Willoughby ESA and the Willoughby CIC Agreement through December 31, 2023.

Under the terms of the Willoughby CIC Agreement, upon a termination of Mr. Willoughby’s employment without cause or resignation for good reason within two years after the Merger, Mr. Willoughby will receive a severance payment equal to two times the target level value of Mr. Willoughby's target bonus amount in effect for the 2022 fiscal year. Assuming the Effective Time occurred September 20, 2023, the most recent practicable date prior to the filing of this Schedule 14D-9, the estimated value of the severance payment is equal to $2,317,500. In addition, Mr. Willoughby will be entitled to receive health, welfare, and retirement benefits for a 2-year period (or the equivalent of approximately $124,000, including a gross up to account for income taxes on such payment).

Further, the Willoughby CIC Agreement also includes a gross-up provision in respect of the taxes imposed on Mr. Willoughby’s Merger-related payments pursuant to Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended (the “Code”), if any.

Consistent with Company policy, payment of severance tied to the Merger is conditioned on Mr. Willoughby agreeing to a two year noncompete with the Company and the execution and nonrevocation by Mr. Willoughby of a mandatory release of claims against the Company.

Thomas J. Madden

Mr. Madden entered into a Change in Control Severance Agreement with the Company dated June 9, 2000 (the “Madden CIC Agreement”), and an Employment Severance Agreement with the Company, dated October 26, 2001 (the “Madden ESA”), both with technical amendments on December 31, 2008.

Under the terms of the Madden CIC Agreement, upon a termination of Mr. Madden's employment without cause or resignation for good reason within two years after the Merger, Mr. Madden will receive a severance payment based on twice his salary and the bonus amount under the Madden CIC Agreement. The bonus amount for Mr. Madden means the greater of (i) the highest annual incentive bonus earned by him from the Company during the last three completed fiscal years immediately preceding the qualifying termination (equal to $613,544), or (ii) Mr. Madden’s target total short-term and long-term incentive bonus of the fiscal year of such qualifying termination (equal to $593,550 for 2023). The greater of those two amounts is alternative (i) above. Assuming the Effective Time occurred September 20, 2023, the most recent practicable date prior to the filing of this Schedule 14D-9, the estimated value of the severance payment is equal to $1,990,087. In addition, Mr. Madden will be entitled to receive health, welfare, and retirement benefits for a 2-year period (or the equivalent of approximately $124,000, including a gross up to account for income taxes on such payment).

Further, the Madden CIC Agreement also includes a gross-up provision in respect of the taxes imposed on Mr. Madden’s Merger-related payments pursuant to Sections 280G and 4999 of the Code, if any.

R. Zach Thomann

Mr. Thomann and Priority Fulfillment Services, Inc. (“Priority Fulfillment”), a wholly owned subsidiary of the Company, entered into an Employment Agreement on July 15, 2020 (the “Thomann Employment Agreement”).

Under the terms of the Thomann Employment Agreement, if Mr. Thomann’s employment is terminated other than for cause or Mr. Thomann resigns for good reason, Mr. Thomann will be entitled to a severance payment of twelve months of his $500,000 per annum salary, payable in monthly installments. The Company will reimburse COBRA coverage (if Mr. Thomann elects coverage) for a period of twelve months (such reimbursement pursuant to a Company practice for executives with written employment agreements). In addition, in the event of termination without cause, Mr. Thomann will be considered a continuing employee of the Company for all purposes for which his status as an employee of the Company would entitle him to the vesting of his PSU Awards and RSU Awards.
Consistent with Company policy, payment of severance tied to the Merger (other than for cause) is conditioned on Mr. Thomann agreeing to a one-year noncompete and the execution and nonrevocation by Mr. Thomann of a mandatory release of claims against the Company.

Laura L. Bracken
Ms. Bracken and Priority Fulfillment entered in an Employment Agreement on March 6, 2023. Under the terms of the employment agreement, if Ms. Bracken’s employment is terminated without cause or Ms. Bracken resigns for good reason, then Ms. Bracken will be entitled to a severance payment that is equal to nine months of her per $275,000 per annum salary (i.e., $206,250). Her noncompete period to the Company will be for a nine-month period. The Company will reimburse COBRA coverage (if Ms. Bracken elects coverage) for a period of nine months (such reimbursement pursuant to a Company practice for executives with written employment agreements).
Mark Fuentes
The Company and Mr. Fuentes entered into an Employment Agreement on April 11, 2021. Under the terms of the employment agreement, if Mr. Fuentes's employment is terminated without cause, then Mr. Fuentes will receive a severance payment equal to his $282,000 per annum salary, with a required twelve-month noncompete, during which period the Company will reimburse him for COBRA premiums, if COBRA is elected.
Transaction Bonuses
Each of the executive officers will receive a transaction bonus pursuant to an agreement with the Company. The transaction bonus is either a percentage of the Transaction Value (as defined in the amended and restated April 15, 2021, engagement letter between the Company and Raymond James), or flat dollar amount, contingent upon the executive being employed and in good standing through the closing of the Merger.
The percentages of the Transaction Value and transaction bonus amounts to be awarded to executives are estimated as follows:

Name of Executive Officer	Percentage Value	Anticipated Cash Value
Michael C. Willoughby	0.2550%	$377,935
Thomas J. Madden	0.2250%	$333,472
R. Zach Thomann	0.3050%	$452,039
Laura L. Bracken	N/A	$150,000
Mark Fuentes	0.1375%	$203,788

If the individual conditions are met, the Company will pay the respective transaction bonuses as soon as practicable following the Effective Time. The transaction bonus agreements with each of Messrs. Willoughby, Madden, and Thomann include a gross-up provision in respect of the taxes imposed on transaction bonus payments pursuant to Sections 280G and 4999 of the Code, if any.
The transaction bonus agreements for Ms. Bracken and Mr. Fuentes do not provide for gross-ups.
Golden Parachute Compensation
The table set forth below provides information required by Item 402(t) of Regulation S-K regarding certain compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Merger.
The Company has made the following assumptions reflected in the following table:
•the Effective Time occurs on September 20, 2023, the last practicable date prior to filing of the Schedule 14D-9;
•each of Messrs. Willoughby, Madden and Thomann experiences a severance-qualifying termination immediately after the Effective Time;
•the stock price is $7.50 per Share (which is the Offer Price); and
•all amounts are gross amounts prior to any reductions for withholding taxes or potential mitigation impacts.

The amounts shown in the table below are estimates only and are based on assumptions and information available as of the date of the filing of this Schedule 14D-9.

Name of Executive Officer	Cash (1) (2)	Equity (3)	Benefits (4)	Tax Reimbursement (5)	Total
Michael C. Willoughby	$2,695,435	$1,710,984	$123,660	$—	$4,530,079
Thomas J. Madden	$2,442,834	$1,320,379	$123,660	$1,304,257	$5,191,130
R. Zach Thomann	$1,134,539	$1,970,127	$25,223	$869,295	$3,999,184

(1)    The actual amounts that may be paid upon any executive’s termination of employment can be determined at only the time of such termination, if such termination occurs.
(2)    The amounts listed in this column represent (a) “double-trigger” severance payments under the Willoughby CIC Agreement and the Madden CIC Agreement at the time of a severance-qualifying termination immediately after or within two years of the Effective Time, and a severance payment under the Thomann Employment Agreement triggered solely by a termination of employment, as further described above in the section captioned “Employment, Severance, and Change in Control Agreements”; (b) “single-trigger” transaction bonuses under each executive's transaction bonus agreement at the Effective Time, as further described above in the section captioned “Transaction Bonuses”; and (c) “single-trigger” other cash awards acceleration at the Effective Time, as further described above in the section captioned “Treatment of Company Other Awards”.
(3)    The amounts listed in this column represent the value of the “single-trigger” vesting acceleration of RSU Awards and PSU Awards, including any accrued but unpaid dividend equivalents with respect to the applicable award, at the Effective Time, as further described above in the section captioned “Treatment of Company Other Awards”.
(4)    The amounts listed in this column represent the value of the “double-trigger” amounts of health, welfare, and retirement benefits under the Willoughby CIC Agreement and the Madden CIC Agreement at the time of a severance-qualifying termination immediately after or within two years of the Effective Time, and health and welfare benefits under the Thomann Employment Agreement triggered solely by a termination of employment, as further described above in the section captioned “Employment, Severance, and Change in Control Agreements”.
(5)    These amounts represent the potential gross-up payment that would be paid to certain named executive officers in order to put them in a position as if no excise tax triggered by the application of Sections 280G and 4999 of the Code had applied, and assume (i) no payments or benefits that the named executive officer becomes entitled to receive will be reduced pursuant to the named executive officer's employment agreement to avoid the excise tax imposed by Sections 280G and 4999 of the Code and (ii) no portion of any payment or benefit conditioned on the named executive officer's compliance with a noncompetition or other restrictive covenant agreement will be treated as reasonable compensation for purposes of Section 280G Code.

Section 16 Matters

Pursuant to the Merger Agreement, the Company will take all actions as may be required to cause the Merger, and any dispositions of equity securities of the Company (including derivative securities) in connection with the Merger by each individual who is a director or executive officer of the Company to be exempt pursuant to Rule 16b-3 promulgated under the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its organizational documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law.
The Company’s amended and restated certificate of incorporation includes provisions that limit the liability of its directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Accordingly, the Company’s directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:
•for any breach of the director’s duty of loyalty to the Company or its stockholders;
•for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•or unlawful payments of dividends or unlawful stock repurchases or redemptions, as provided under Section 174 of the DGCL; or
•for any transaction from which the director derived an improper personal benefit.

The Company’s amended and restated certificate of incorporation and amended and restated by-laws also provide that the Company will indemnify its directors and officers to the fullest extent permitted by the DGCL.

The Merger Agreement contains provisions with respect to indemnification, advancement of expenses and exculpation from liabilities in favor of the Company’s and its subsidiaries’ current and former directors and officers (each such person, an “Indemnified Party”). Specifically, Parent has agreed that to honor and fulfill rights of indemnification, advancement of expenses and exculpation provisions contained in the Company’s and its subsidiaries’ organizational documents or indemnification or other agreements of the Company or any of its subsidiaries, in each case as in effect on the date of the Merger Agreement, with respect to actions or omissions occurring at or prior to the Effective Time. The Merger Agreement also provides that the certificate of incorporation and bylaws of the Surviving Corporation and its subsidiaries will contain provisions with respect to exculpation, indemnification and advancement of expenses that are no more favorable in each case to the Indemnified Parties as those contained in the certificate of incorporation and bylaws of the Company and its subsidiaries as in effect on the date of the Merger Agreement, which provisions will not be amended, repealed or otherwise modified in any manner that adversely affects the rights thereunder of the Indemnified Parties.

In addition, the Parent has agreed that, for six (6) years following the Effective Time, it will cause the Surviving Corporation to (and the Surviving Corporation will) maintain in effect the exculpation, indemnification, and advancement of expenses equivalent to provisions in the Company’s and its subsidiaries’ organization documents, or any other contracts, as in effect immediately prior to the Effective Time with respect to acts or omissions by any Indemnified Party occurring prior to the Effective Time and will not amend, repeal, or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any Indemnified Party; provided that all rights to indemnification in respect of any claim made for indemnification within such period will continue until the disposition of such action or resolution of such claim.

Prior to the Effective Time, the Company shall purchase a “tail” insurance policy with a claims period of six (6) years from the Effective Time, with substantially the same coverage and amounts and containing other terms and conditions that are not less advantageous to the Indemnified Parties in the aggregate, in each case, with respect to claims arising out of or relating to events that occurred at or before the Effective Time (including in connection with the transactions contemplated by the Merger Agreement); provided, in satisfying its obligations, the Company will not be allowed to pay an aggregate premium in excess of 300% of the amount paid by the Company for coverage for its last full fiscal year prior to the date of the Merger Agreement (the “Maximum Premium”). If the aggregate annual premiums of such insurance coverage exceed the Maximum Premium, then the Company may obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Premium.

The rights to advancement, exculpation and indemnification above will survive the consummation of the Merger, will be binding on all successors and assigns of the Surviving Corporation and its subsidiaries, and are intended to benefit, and will be enforceable by, each Indemnified Party.

Other Arrangements

To the best knowledge of PFSweb, except for certain agreements described in this Schedule 14D-9 between PFSweb and its executive officers and directors, no material employment, equity contribution or other agreement, arrangement or understanding between any executive officer or director of PFSweb, on the one hand, and Parent, Purchaser or PFSweb on the other hand, exists as of the date of this Schedule 14D-9, and neither the Offer nor the Merger is conditioned upon any executive officer or director of PFSweb entering into any such agreement, arrangement or understanding.
It is possible that certain members of PFSweb’s current management team will enter into new employment arrangements with Parent or the Surviving Corporation after the completion of the Offer and the Merger. Any such arrangements with the existing management team are currently expected to be entered into after the completion of the Offer and will not become effective until the time the Merger is completed, if at all. There can be no assurance that any parties will reach an agreement on any terms, or at all.

Item 4.     The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on September 11, 2023, after careful consideration, the Board, among other things, unanimously: (a) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and the Company’s stockholders; (b) approved and declared advisable the Merger Agreement and the Transactions, including the Offer and the Merger; (c) agreed that the Merger will be effected under Section 251(h) of the DGCL; and (d) resolved to recommend the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Accordingly, and for the reasons further described in more detail below, the Board, on behalf of PFSweb, unanimously recommends that PFSweb’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.
Background of the Offer and the Merger
The Board regularly evaluates and considers the historical performance, future growth prospects, liquidity profile, overall strategic goals and objectives of the Company and opportunities to enhance stockholder value against the background of changes in the competitive landscape in the markets in which the Company operates and the broader market economy. As part of this process, senior management has at times presented to, and discussed with, the Board, and the Board has considered various potential strategic investments and transactions, including possible business combinations, asset sales and other strategic transactions that could enhance the Company’s competitive strengths, increase revenue generation and profit margins, decrease leverage and improve the Company’s liquidity position.
Members of the Board, together with the Company’s senior management, have also from time to time, met or otherwise communicated informally with industry participants regarding strategic transactions, including business combinations, asset sales, licensing agreements, and joint ventures.
On December 2, 2020, the Company entered into an engagement letter with Raymond James & Associates, Inc. (“Raymond James”), principally for investment banking services for a potential sale of the Company or its LiveArea business unit.
On April 15, 2021, the Company and Raymond James entered into an amended and restated engagement letter to provide for the potential sale of the PFS business unit, in addition to the sale of the LiveArea business unit or the entire Company which, at the time, was comprised of both business units and for which Raymond James had previously been engaged.
At the direction of the Board, beginning in June 2021 Raymond James contacted over 130 potential buyers for the PFS business including 70 strategic buyers and 63 financial sponsors which, in the collective opinion of the Board, management and Raymond James, were logical potential transaction partners for the Company.

On July 2, 2021, the Company entered into a definitive agreement with Merkle, Inc. to sell LiveArea for approximately $250 million in cash with the public announcement of such transaction occurring on July 6, 2021.
In total, approximately 70 of the parties contacted in the 2021 process expressed initial interest in considering a potential transaction involving the Company (ex-LiveArea) and, under the terms of executed confidentiality agreements, received access to additional business and financial information on the Company. Over the course of 2021, representatives from Raymond James communicated with all parties on occasion to clarify points of the process as well as to take requests from parties for additional information. Furthermore, management participated in introductory meetings with prospective buyers, including Parent (on September 24, 2021) to share additional insights on the Company.
On August 9, 2021, filed a Form 12b-25 with the SEC disclosing that it would be unable to timely file its Quarterly Report on Form 10-Q for quarter ended June 30, 2021. The filing of the Company’s Quarterly Report was delayed as a result of additional time and work needed to meet the reporting and accounting requirements for its proposed LiveArea divestiture as a discontinued operation and other related financial reporting requirements associated with such divestiture.
On August 10, 2021, the Company received a written notice from the Nasdaq Stock Market notifying the Company that, because its Form 10-Q for the quarterly period ended June 30, 2021 was not filed with the SEC by the required due date of August 9, 2021, the Company therefore was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1). Nasdaq provided the Company with 60 calendar days, until October 11, 2021, to submit a plan to regain compliance.
By August 2021, the Company had received preliminary, non-binding indications of interest from seven parties, including three strategic buyers and four financial sponsors, at enterprise values ranging from approximately $90 million - $200 million. One additional strategic buyer submitted a preliminary, non-binding indication of interest in September at an enterprise value of $148 million. Of these eight parties, seven were invited to participate in management presentations and conduct further due diligence on the Company.
Ultimately, upon completion of further due diligence, only one of these eight parties submitted a revised transaction proposal in October 2021 with such proposal being conditional, including with respect to financing, and at an enterprise value range of approximately $123 million - $135 million. Each of the other parties elected not to move forward with further considering a transaction with the Company for reasons that included potential buyers’ assessment of the significant time and work that would be required to restructure and right size the corporate infrastructure following the sale of LiveArea, as well as managing the complexity associated with the significant cash balance at that time.
On October 8, 2021, the Company submitted to the Nasdaq Stock Market its plan to regain compliance due to the delayed filing of its Form 10-Q for the quarterly period ended June 30, 2021.
On November 9, 2021, the Company filed a Form 12b-25 with the SEC disclosing that it would be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021. The filing of the Company’s Quarterly Report was delayed as a result of additional time and work needed to meet the reporting and accounting requirements for its proposed LiveArea divestiture as a discontinued operation and other related financial reporting requirements associated with such divestiture.
On November 9, 2021, the Company received a notice from NASDAQ notifying the Company that, because its Form 10-Q for the quarterly period ended September 30, 2021 had not been filed with the SEC by the required due date of November 9, 2021, the Company therefore continued to not be in compliance with the periodic filing requirements for continued listing set forth in NASDAQ Listing Rule 5250(c)(1) and therefore must submit an updated plan to NASDAQ to regain compliance with respect to its delinquent Form 10-Q for the quarterly periods ended June 30, 2021 and September 30, 2021. The same day, the Company submitted to NASDAQ its updated plan to regain compliance.
On November 16, 2021, the Company received a response from the NASDAQ Stock Market, approving the Company's updated plan to regain compliance with Nasdaq Listing Rule 5250(c)(1) and granted the Company an extension to file its Quarterly Reports on Form 10-Q for the periods ended June 30, 2021 and September 30, 2021 no later than February 7, 2022. The Company filed its June 30, 2021 10-Q on February 7, 2022.

On February 8, 2022, the Company received a determination notice from the staff of the Listing Qualifications Department of The Nasdaq Stock Market LLC indicating that unless the Company requested a hearing before the Hearings Panel by February 15, 2022, trading in the Company’s common stock would be suspended and subject to delisting based upon its non-compliance with Nasdaq’s filing requirements. The notice was issued in accordance with standard Nasdaq procedures due to the continued delayed filing of the Company’s Form 10-Q for the quarterly period ended September 30, 2021. The Company requested, prior to the deadline, a hearing before the Panel to request an extended stay of the delisting determination.
On February 28, 2022, the Company received notice from the Hearings Panel of The Nasdaq Stock Market LLC that it had granted the Company's request for an extended stay of Nasdaq's prior delisting determination as a result of the delayed filing of the Company’s Form 10-Q for the quarterly period ended September 30, 2021.
The Company’s previously delayed 2021 Quarterly Reports on Form 10-Q were filed with the SEC on February 7, 2022 and March 10, 2022, respectively.  However, as a result of the delays of the two 2021 Form 10-Qs, the Company on March 16, 2022 filed a Form 12b-25 with the SEC disclosing that it would be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2021 for the same reasons that caused the delays of the 2021 Form 10-Q filings.
On March 18, 2022, the Company received a written notice from the Nasdaq Stock Market notifying the Company that it was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because the Company's Annual Report on Form 10-K for the for the year ended December 31, 2021 was not filed with the SEC by the required due date of March 16, 2022.
On May 9, 2022, the Company filed with the SEC its previously delayed Annual Report on Form 10-K for the year ended December 31, 2021.  However, as a result of the delays of the two 2021 Form 10-Qs and the 2021 Form 10-K, the Company on May 10, 2022 filed a Form 12b-25 with the SEC disclosing that it would be unable to timely file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 for the same reasons that caused the delays of the 2021 Form 10-Q filings.
On May 12, 2022, the Company received a notice from the Nasdaq Stock Market, notifying the Company that it was not in compliance with the periodic filing requirements for continued listing set forth in Nasdaq Listing Rule 5250(c)(1) because the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (the “2022 Q1 10-Q”) was not filed with the SEC by the required due date of May 10, 2022. Nasdaq provided the Company with 60 calendar days, until July 11, 2022, to submit a plan to regain compliance.
On June 13, 2022, the Company filed its previously delayed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, and by that regained compliance with SEC and Nasdaq financial reporting requirements.
During the period from the delay of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 until the Company regained compliance with SEC and Nasdaq financial reporting requirements on June 13, 2022, the Board held numerous meetings regarding the delinquent SEC reports and the Nasdaq delisting process. During the same period, the Company was working towards optimizing its business structure following the LiveArea divestiture, including the consolidation of its business functions and facilities into a rationalized operation and structure designed to meet the needs of the PFS business and align with the strategic alternatives process. The Company engaged G2 Capital Advisors to advise the management team and Board through this process.
During March 2022 through April 2022, at the direction of the Board, Raymond James contacted 246 parties, including 116 strategic buyers and 130 financial sponsors who were deemed logical potential transaction partners for the Company.
On March 3, 2022, certain members of the Company’s senior management, Potential Buyer 17 and Raymond James met in Irving, Texas. The group reviewed the management presentation. The group also toured the Irving (Freeport) facility and a demonstration of RetailConnect was provided. The group also discussed growth opportunities, transportation and M&A.
On March 7, 2022, certain members of the Company’s senior management, Potential Buyer 18, such buyer’s consultants and Raymond James met. The group reviewed a presentation of the Company’s 2021 financial performance. The group also reviewed the Company’s 2021 pro forma results and Adjusted EBITDA (“AEBITDA”) bridge.

On March 17, 2022 and March 18, 2022, certain members of the Company’s senior management, Potential Buyer 9, Potential Buyer 12 and Raymond James met on separate occasions. The various groups reviewed the Company’s 2021 financial performance, including year-over-year growth, cyber week stats, operational performance, facility projects and expansions and business development summary. The various groups also conducted due diligence, discussed top client relationship updates and reviewed the AEBITDA bridge.
On March 22, 2022, certain members of the Company’s senior management, Potential Buyer 19 and Raymond James met. Senior management led a “company tour” using the slide deck and covered many of the key slides including the Company at a glance, competitive landscape, information technology (“IT”) systems overview, global footprint and client snapshot. The group also held a brief question and answer session.
On March 25, 2022, certain members of the Company’s senior management, Potential Buyer 18 and Raymond James met to discuss business performance and due diligence.
On March 28, 2022, certain members of the Company’s senior management, Potential Buyer 20, and Raymond James met. An overview of the Company’s slide deck was provided. The group discussed IT systems overview, client snapshot, client engagement model, distributed fulfillment approach, case studies, current clients, distribution center facility detail, and geographic and vertical expansion.
On March 29, 2022, certain members of the Company’s senior management, Potential Buyer 21 and Raymond James met. An overview of the Company’s slide deck was provided to include the Company’s history, the Company at a glance, brand-centric services at scale, Cloudpick, distributed fulfillment approach, scalability of infrastructure, competitive landscape, growth opportunities and transportation. The group also conducted a question and answer session.
On March 30, 2022 Potential Buyer 10 and Raymond James met to discuss the Company, a proposed transaction and process.
On March 31, 2022, certain members of the Company’s senior management, Potential Buyer 21, Potential Buyer 22 and Raymond James met in Memphis, Tennessee on separate occasions. The groups toured the Memphis area facilities and conducted a question and answer session.
On April 1, 2022, certain members of the Company’s senior management, Potential Buyer 23 and Raymond James met in Irving, Texas. The group toured the Irving facilities and discussed growth strategy.
On April 4, 2022, certain members of the Company’s senior management, Potential Buyer 20 and Raymond James met. The group discussed the Company’s IT systems including internal and third-party software, IT organization and roadmap.
On April 4, 2022 and April 5, 2022, certain members of the Company’s senior management, Potential Buyer 12, and Raymond James met. The group discussed the Company’s IT platform and reviewed the OMS and WMS software. The group further discussed strategy, vision, and more.
On April 6, 2022, certain members of the Company’s senior management, Potential Buyer 12, Potential Buyer 17, Potential Buyer 21, Potential Buyer 24, Potential Buyer 29, and Raymond James met on separate occasions. The various groups conducted IT due diligence and discussed the “stand alone” EBITDA bridge, restructuring initiatives and questions concerning the Company.
On April 7, 2022, certain members of the Company’s senior management, Potential Buyer 17, FisherBroyles, LLP and Raymond James met. The group discussed financial diligence and focused on the tax implications of repatriating cash.
On April 8, 2022, certain members of the Company’s senior management, Potential Buyer 12 and Raymond James met in one of the Company's facilities in Southaven, MS. A demonstration of the Company’s IT platform was also provided.
On April 12, 2022, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 25 and Raymond James met on separate occasions and discussed the Company’s capital expenditure plans.
On April 13, 2022, Potential Buyer 10 and Raymond James discussed certain matters pertaining to the Company’s business and process.

Between April 14, 2022 and April 26, 2022, the Company received multiple, non-binding, indications of interest from potential buyers at a share purchase price ranging from $11.26 to $14.45 which, under certain bids, contemplated a special dividend and were based on various assumptions.
On April 21, 2022, certain members of the Company’s senior management, Potential Buyer 26 and Raymond James met. The group discussed the Company’s capital expenditure plans.
On May 4, 2022, certain members of the Company’s senior management, Potential Buyer 12 and Raymond James met. The group discussed customer pipeline and capital expenditure plans.
On May 5, 2022, certain members of the Company’s senior management, Potential Buyer 17 and Raymond James met onsite in Memphis, Tennessee. The group toured the Memphis area facilities and conducted a question and answer session. On this date, the Company received questions from Potential Buyer 10 regarding certain virtual data room files and exhibits.
On May 6, 2022, certain members of the Company’s senior management, Potential Buyer 10 and Raymond James met. The group reviewed certain virtual data room files and exhibits and discussed financial matters, individual margins for top customers and questions presented by Potential Buyer 10 on May 5, 2022.
Between May 9, 2022 and May 13, 2022, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 5, Potential Buyer 27, Potential Buyer 28, and Raymond James met onsite in Irving, Texas, on separate occasions. The groups toured the Irving facilities and conducted question and answer sessions.
On May 16, 2022 and May 17, 2022, certain members of the Company’s senior management and Potential Buyer 17, Potential Buyer 21, Potential Buyer 28 and Raymond James met on separate occasions. The various groups discussed financial models and validating drivers, financial due diligence findings and the AEBITDA bridge. The various groups also discussed growth assumptions, the Company’s sales, IT and human resources organization, and the Company’s organizational chart.
On May 18, 2022, certain members of the Company’s senior management, Potential Buyer 25, its financial advisor, and Raymond James met onsite in Liege, Belgium. The group toured the Liege facilities and conducted a question and answer session.
On May 20, 2022, certain members of the Company’s senior management, Potential Buyer 25 and Raymond James met onsite in Irving, Texas. The group toured the Irving (Freeport) facilities and conducted a question and answer session.
On May 20, 2022 and May 23, 2022, certain members of the Company’s senior management, Potential Buyer 10 and Raymond James met and conducted cost structure due diligence and an organizational review.
On May 23, 2022, certain members of the Company’s senior management, Potential Buyer 17, Potential Buyer 27 and Raymond James met on separate occasions. The groups conducted financial due diligence and discussed gross and operating margins, revenues by service and small and medium sized business (“SMB”) client opportunity as a growth driver.
On May 24, 2022 and May 25, 2022, certain members of the Company’s senior management, Potential Buyer 5, Potential Buyer 21, Potential Buyer 28 and Raymond James met on separate occasions. The various groups conducted IT due diligence and discussed the AEBITDA bridge and the Company’s updated financial results and outlook.
On May 27, 2022, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 27 and Raymond James met on separate occasions. The various groups discussed potential growth avenues (including a SMB offering) and conducted financial due diligence, focusing on quality of earnings and 10-K reconciliation, employee census and capital expenditure plans.
On May 30, 2022 and May 31, 2022, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 21, Potential Buyer 27, Potential Buyer 28 and Raymond James met on separate occasions. The various groups discussed the outlook for the combined companies and conducted financial due diligence, focusing on quality of earnings and AEBITDA workbook and discussed client trends. Discussions with Potential Buyer 10 included matters concerning the first financial quarter of 2022 performance and labor cost pressures.

During June 1, 2022 through June 5, 2022, the Company received several updated non-binding proposals from potential buyers with enterprise valuations ranging from approximately $115 to $182 million, which includes a non-binding proposal from Potential Buyer 10 of $182 million.
On June 1, 2022, certain members of the Company’s senior management, Potential Buyer 12, Potential Buyer 17 and Raymond James met on separate occasions. The groups discussed the first financial quarter of 2022 results and labor cost pressures.
On June 5, 2022, the Company received the merger agreement as revised by Potential Buyer 10’s legal counsel.
On June 9, 2022, certain members of the Board, FisherBroyles and Raymond James met and discussed the status of buyers, bids, due diligence as well as concerns raised by potential buyers.
On June 10, 2022, Potential Buyer 10, Potential Buyer 12 and Raymond James communicated on separate occasions on continued efforts towards agreeing on a potential transaction and potential exclusivity.
On June 14, 2022, certain members of the Company’s senior management, Potential Buyer 25 and Raymond James met. The group conducted due diligence.
On June 15, 2022, certain members of the Company’s senior management, Potential Buyer 10, a financial consultant to the Company and Raymond James met. The group conducted financial due diligence and reviewed quality of earnings. The group also discussed validating adjustments.
From June 15, 2022 to June 17, 2022, certain members of the Company’s senior management, FisherBroyles and Raymond James met. The group discussed the merger agreement as revised by legal counsel for Potential Buyer 10, proposed responses to such changes and open matters.
During June 17, 2022 through June 30, 2022, certain members of the Company’s senior management, Potential Buyer 10, a financial consultant to the Company and Raymond James discussed due diligence matters, timeline and resource allocation.
On June 20, 2022, FisherBroyles delivered the revised merger agreement to legal counsel for Potential Buyer 10 with the Company’s proposed changes.
On June 29, 2022, certain members of the Company’s senior management, Potential Buyer 28 and Raymond James met and discussed strategic and operational synergies.
In July 2022, certain members of the Company’s senior management, Potential Buyer 10 and Raymond James met on multiple occasions on due diligence matters, Potential Buyer 10's proposed adjustments to the enterprise value and synergies between the two companies.
In July 2022, certain members of the Company’s senior management, Potential Buyer 12, Potential Buyer 28 and Raymond James met on separate occasions and discussed updated financial information, adjustments to bids, due diligence and synergies between the companies.
In August 2022, certain members of the Company’s senior management, Potential Buyer 10 and Raymond James met on separate occasions on due diligence matters, revisions to Potential Buyer 10’s bid, the timing needed for Potential Buyer 10 to obtain financing commitments, the merger agreement, debt and transaction expenses, Potential Buyer 10’s request for exclusivity and the analysis of certain cash obligations of the Company.
On August 2, 2022, Potential Buyer 12 delivered to the Company a revised bid and indicated that it was willing to provide an equity commitment letter.
On August 8, 2022, legal counsel for Potential Buyer 10 delivered the revised merger agreement with Potential Buyer 10’s proposed changes.
On August 10, 2022, FisherBroyles, Raymond James and legal counsel for Potential Buyer 10 met and discussed the merger agreement and open issues, including deal certainty and exclusivity.
On August 15, 2022, Potential Buyer 10 shared with Raymond James an illustrative purchase price calculation for the Shares based on a $127 million enterprise value.

On August 18, 2022, the Board met to discuss the revised bid received from Potential Buyer 10 and their request for exclusivity, which was rejected by the Board as not in the best interest of the Company and its stockholders.
On August 22, 2022, Potential Buyer 21 and Raymond James discussed the possibility of re-engagement by Potential Buyer 21.
Between August 2022 and October 2022, certain members of the Board, certain members of the Company’s senior management, Potential Buyer 30 and Raymond James met on separate occasions and discussed the Company’s business and Potential Buyer 30’s interest in a transaction.
Between October 2022 and November 2022, Parent, Potential Buyer 10, Potential Buyer 30, Potential Buyer 31 and Raymond James met on separate occasions and discussed the proposed transaction, re-engaging towards a transaction, the need for periodic updates, due diligence, restructuring initiatives and the Company’s last twelve months financial performance through the third quarter of 2022.
On November 16, 2022, certain members of the Company’s senior management and Parent met in Irving, Texas, for discussions on a proposed transaction.
On November 17, 2022, the Company executed an engagement letter with ComCap Holdings LLC (“ComCap”) to provide services and outreach to additional, specified potential buyers.
In December 2022, certain members of the Company’s senior management, Parent, Potential Buyer 10 and Raymond James met on separate occasions and discussed updates, pipeline activity and cost restructuring initiatives.
In December 2022, certain members of the Company’s senior management and ComCap met on multiple occasions and discussed additional potential buyers and presentation and outreach materials.
On November 4, 2022, the Board declared (i) a special cash dividend of $4.50 per share to holders of issued and outstanding shares of the Company’s common stock of record as of the close of business on December 1, 2022 (the “Special Dividend”), and (ii) a special dividend equivalent of $4.50 per share, to the holders of all equity awards under the Company’s Stock and Incentive Plans, as amended and restated, granted and outstanding as of the close of business on December 1, 2022, payable in cash upon the achievement of applicable performance goals, vesting, and issuance of such equity awards pursuant to their specific terms. The Special Dividend was paid on December 15, 2022 for a total cash payment of $102.1 million to shareholders on record.
In January 2023, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 32, Potential Buyer 33, Potential Buyer 34, Potential Buyer 35, Potential Buyer 36, Raymond James and ComCap met on separate occasions and discussed interest in a transaction, due diligence and Company performance updates.
In February 2023, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 34, Potential Buyer 37, Raymond James and ComCap met on separate occasions and discussed interest in a transaction and due diligence.
In March 2023, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 36 and Raymond James met on separate occasions and discussed interest in a transaction, next steps in the process, the Company’s 2022 fourth quarter and fiscal year end results, and the waiver of certain standstill obligations.
In April 2023, the Company authorized Raymond James to reach out to 22 potential lenders to assess interest in financing a transaction by private equity sponsors. During this time, certain members of the Company’s senior management, Parent, Potential Buyer 10, Potential Buyer 12 and Raymond James met on separate occasions and discussed continued interest, quality of earnings, first quarter business updates and questions concerning the Company. The Company also conducted a virtual management meeting with Potential Buyer 10 during this time.
In May 2023, certain members of the Company’s senior management, Parent, Potential Buyer 5, Potential Buyer 10, Potential Buyer 12, Potential Buyer 17, Potential Buyer 29, Potential Buyer 36, Potential Buyer 39 and Raymond James met on separate occasions and discussed interest in a transaction, updates on the process, standstill obligations, due diligence, certain potential buyer’s financial capabilities and questions concerning the Company. The Company also conducted separate virtual management meetings with Potential Buyer 12 and Potential Buyer 39 during this time.

During May 2023 through July 2023, at the direction of the Board, Raymond James contacted 17 parties who were deemed the most logical partners for the Company regarding continued interest in a transaction.
In June 2023, certain members of the Company’s senior management, Potential Buyer 10, Potential Buyer 12, Potential Buyer 28, Potential Buyer 40, a financial consultant of the Company and Raymond James met on separate occasions and discussed process, due diligence, standstill requirements and questions concerning the Company. The Company also authorized and directed Raymond James to distribute instruction letters to certain buyers outlining the information the Company would need in any indication of interest and setting forth a submission deadline of June 29, 2023. The Company also authorized and directed Raymond James to distribute the Company’s preliminary May financial results to active potential buyers. During this time, certain members of the Company’s senior management met with Potential Buyer 29 in Irving, Texas, with respect to a transaction. The Company also conducted separate virtual management meetings with Parent, Potential Buyer 5 and Potential Buyer 10 (including a facility tour with Parent in Las Vegas, Nevada) during this time.
During June 2023 through July 2023, the Company received indications of interest from various potential buyers with per share price ranging from $5.25 and $7.00 along with various requests for exclusivity.
On July 7, 2023, the Company received from Parent a non-binding, preliminary indication of interest to acquire 100% of the outstanding common stock of the Company at a purchase price in the range of $6.50 to $7.00 per share in cash.
On July 8, 2023, at the request of the Company, Parent submitted an updated, non-binding, preliminary indication of interest that reflected revised valuation assumptions which were calculated based on updated share count information provided by the Company’s representatives to Parent. Thereafter, the Company provided Parent and its representatives with access to due diligence material via a virtual data room and facilitated diligence meetings between representatives of the Company and representatives of Parent on various topics.
In July 2023, certain members of the Company’s senior management, Parent (along with Parent’s financial advisor, Goldman Sachs & Co. LLC (“Goldman Sachs”)), Potential Buyer 5, Potential Buyer 10, Potential Buyer 28, Potential Buyer 29, FisherBroyles and Raymond James met on separate occasions and discussed continued interest in a transaction, clarifications on diluted shares count, status of financing, increasing bid amounts, tax, IT, HR and other due diligence matters, and organizational planning. During this time, certain members of the Company’s management and Raymond James met on various occasions with Parent in Memphis, Tennessee, and Irving, Texas, with respect to a transaction and to conduct management interviews. During this time, certain members of the Company’s management and Raymond James met on various occasions with Potential Buyer 10 in Irving, Texas, with respect to a transaction and to conduct further due diligence.
On July 31, 2023, the Company received from Parent a non-binding indication of interest to acquire 100% of the outstanding common stock of the Company at a purchase price of $6.80 per share in cash. Parent’s July 31, 2023 letter requested exclusivity.
In August 2023, certain members of the Company’s senior management, Parent (along with Goldman Sachs), Potential Buyer 10 and Raymond James met on separate occasions and discussed continued interest in a transaction, increases in bid amounts, requests for exclusivity, domestic and international tax matters, insurance, business outlook and customer trends, executive compensation, other due diligence matters and timing for Potential Buyer’s completion of due diligence. During this time, certain members of the Company’s senior management, Potential Buyer 10 and certain of Potential Buyer 10’s lenders met on various occasions in Irving, Texas, to conduct further due diligence.
On August 2, 2023, the Company received from Parent a non-binding indication of interest to acquire 100% of the outstanding common stock of the Company at a purchase price of $7.00 per share, in cash. Parent’s August 2, 2023 letter included a request for exclusivity.
On August 3, 2023, the Board authorized the entry into, and Company signed, a 15 business-day exclusivity period with Potential Buyer 10 based on Potential Buyer 10’s offer of a per share price of $7.20. In its non-binding letter of intent on August 3, 2023, Potential Buyer 10 informed the Company that it was on track to secure debt commitments for the financing of the proposed transaction by August 18, 2023. On the same date, the Company notified Parent and Potential Buyer 29 that it entered into exclusivity.

On August 4, 2023, the Company received from Parent an unsolicited, non-binding offer of a per share price of $7.30. The Company notified Parent on August 7, 2023 that it was under an obligation of exclusivity with Potential Buyer 10.
On August 6, 2023, the Board met and discussed the status of Project Peregrine and the non-binding offer received from Parent on August 4, 2023. The Board thoroughly discussed the circumstances and the sequence of events. After careful consideration, the Board concluded that, even in light of Parent’s improved, albeit late offer, it was in the best interests of the Company and all is stockholders that it entered into the exclusivity agreement with Potential Buyer 10 because, among other factors, Potential Buyer 10, as the only bidder, had timely submitted a substantially higher and differentiating offer.
On August 7, 2023, FisherBroyles provided a revised merger agreement to Potential Buyer 10's counsel.
On August 23, 2023, the exclusivity period with Potential Buyer 10 lapsed, and the Company notified Potential Buyer 10 that it would continue to support Potential Buyer 10’s efforts to complete a transaction but the Company would not agree to continuation of any exclusivity. The Company also received from Parent an unsolicited, non-binding proposal from Parent to acquire 100% of the outstanding common stock of the Company at a per share price of $7.50.
On August 24, 2023, after the exclusivity period with Potential Buyer 10 had lapsed, Raymond James, at the direction of the Board, initiated contact with Parent. Parent was informed that the Company was no longer subject to exclusivity restrictions and Parent was instructed to provide a best and final written offer by August 30, 2023, along with a mark-up of a proposed merger agreement.
On August 25, 2023, certain members of the Company’s senior management, Parent, Raymond James and Goldman Sachs discussed the need for an offer price without qualifications, due diligence and deadlines for a new letter of intent. FisherBroyles also submitted a draft of a proposed merger agreement to Parent’s counsel, Wachtell, Lipton, Rosen & Katz (”Wachtell Lipton”).
On August 30, 2023, the Company received (i) a new written proposal from Parent to acquire 100% of the outstanding common stock of the Company at a purchase price of $7.50 per share in cash, (ii) a proposed exclusivity agreement granting Parent exclusivity until 11:59 p.m. Eastern Time on September 13, 2023, and (iii) a mark-up of the proposed merger agreement from Wachtell Lipton.
On August 30, 2023, the Board met. After careful consideration, the Board authorized the Company to enter into the exclusivity agreement with Parent, with the exclusivity period ending on September 13, 2023, and negotiate the terms of a merger agreement with Parent.
On August 31, 2023, the Company entered into an exclusivity agreement with Parent that provided for a period of exclusive negotiations until 11:59 p.m. Eastern Time on September 13, 2023, and notified Potential Buyer 10 of the Company’s entry into exclusivity with another potential buyer.
Between September 1, 2023 and September 13, 2023, certain members of the Company’s senior management, Parent, Raymond James, Goldman Sachs, FisherBroyles, and Wachtell Lipton met on various occasions to discuss logistics, negotiate the draft merger agreement, discuss communication plans, and finalize Parent's financial, tax, employee benefits and other due diligence matters.
On September 11, 2023, the Board held a meeting, which members of the Company’s senior management and representatives of Raymond James and FisherBroyles attended. Prior to this meeting, the members of the Board were provided with materials related to the proposed Offer and the Merger, including the proposed merger agreement. At the request of the Board, Raymond James reviewed and discussed its financial analyses. Thereafter, at the request of the Board, Raymond James verbally rendered its opinion to the Board, and the opinion was subsequently confirmed in writing by delivery of the written opinion of Raymond James addressed to the Board dated September 11, 2023, as to the fairness, as of such date, from a financial point of view, to the holders of Shares (other than Parent and Merger Sub) of the Offer Price and Per Share Merger Consideration to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement as discussed in “— Opinion of PFSweb’s Financial Advisor.” Such opinion is attached hereto as Annex A and incorporated herein in its entirety.

Following a lengthy and detailed discussion and following careful consideration of the proposed form of the Merger Agreement and the transactions contemplated by the Merger Agreement, the Board, acting by unanimous vote of its members: (i) approved the draft Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, declaring them fair to, advisable and in the best interests of the Company and its stockholders and authorizing the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement, (ii) approved and adopted the Merger Agreement and approved the transactions contemplated by the Merger Agreement for the purposes of any applicable takeover statutes, including Section 203 of the DGCL, (iii) resolved to recommend to the holders of Shares that they accept the Offer and tender their Shares to Purchaser in the Offer; and (iv) approved an amendment to the Rights Agreement between the Company and Computershare Shareowner Services, LLC, dated as of June 8, 2000, as amended, to permit the approval, execution, delivery and performance of the Merger Agreement and to consummate the transactions contemplated thereby (including the Offer and the Merger), in each case without causing the rights issued pursuant to the Rights Agreement to be distributed or to become exercisable.
On September 13, 2023, the Merger Agreement was entered into by the Company, Parent and Merger Sub.
Also on September 13, 2023, the Company received from Potential Buyer 10 an unsolicited letter from Potential Buyer 10 expressing its continued interest in acquiring the Company for $7.20 per share in cash and that it has been successful in securing fully approved financing commitments
After the parties had executed and delivered the Merger Agreement, prior to the opening of the markets on September 14, 2023, the Company issued a press release announcing the transaction. The press release is filed as Exhibit (a)(5)(B) to this Schedule 14D-9 and is hereby incorporated herein by reference.
On September 21, 2023, Merger Sub commenced the Offer pursuant to the terms of the Merger Agreement.
Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the holders of Shares accept the Offer and tender their Shares in the Offer, the Board considered numerous factors in consultation with the Company’s senior management, outside legal counsel and financial advisor including, without limitation, the following material factors (not in any relative order of importance), each of which the Board believes supported its determinations:

•Cash Tender Offer; Certainty of Value. The Board noted that the form of consideration to be paid to holders of Shares in the Offer and the Merger will be all cash and considered the certainty of value and liquidity of such cash consideration.
•Transaction Financial Terms; Premium to Market Price. The Board considered:
◦the fact that the Offer Price of $7.50 per Share represents a premium of approximately 50% over the Company’s closing share price on September 11, 2023, the last trading day prior to announcement of its entry into the Merger Agreement, and a premium of approximately 57% over the 30-day average volume weighted share price for the period ended September 11, 2023; and
◦the Board’s belief that, based on the history of the Company’s negotiations with Parent and the extensive auction process run by the Company, it had obtained Parent’s best offer, and that, as of the date of the Merger Agreement, the Offer Price represented the highest per Share consideration reasonably obtainable.
•Financial Condition and Prospects of the Company. The Board considered the current and historical financial condition, results of operations, competitive position in its industry and target markets, business strategy, strategic options and prospects of the Company, as well as the Company’s financial prospects if it were to remain as an independent public company.
•Raymond James Fairness Opinion. The Board considered the financial presentation and opinion, dated September 11, 2023, of Raymond James to the Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $7.50 per Share consideration to be received in the Offer and the Merger by holders of Shares, which opinion was based on and subject to the procedures followed, assumptions made, matters considered and limitations on the scope of review undertaken as more fully described below in “—Opinion of PFSweb’s Financial Advisor” and as set forth in its entirety as Annex A hereto and incorporated herein by reference.
•Strategic Alternatives. The Board considered its belief, after a comprehensive review of other strategic opportunities reasonably available to the Company;
◦the results of the process through which the Company, with the assistance of its outside legal counsel and financial advisor, engaged in or sought to engage in discussions with other companies believed to be the most likely candidates to pursue a business combination with or acquisition of the Company, as more fully described above under “—Background of the Offer and the Merger”;
◦the financial condition and prospects of the Company and management’s business plan for the Company; and
◦in each case, taking into account the potential benefits, risks and uncertainties associated with those other opportunities, that a sale of the Company through consummation of the Offer and the Merger represents the Company’s best reasonably available prospect for maximizing stockholder value.
•Market Check. The Board considered that the Company over the last two years has undertaken a very thorough auction process and market check with the assistance of Raymond James.
•Negotiation of Merger Agreement. The Board considered the fact that the Merger Agreement was negotiated in the context of a competitive process, at arm’s length between the Company and Parent, with the assistance of their respective legal and financial advisors.
•Speed and Likelihood of Consummation. The Board considered that the structure of the transaction as a two-step transaction effected pursuant to Section 251(h) of the DGCL without the adoption of the Merger Agreement by the Company’s stockholders enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Transactions), followed by the Merger in which stockholders who do not tender their Shares into the Offer will receive the same Offer Price as is paid pursuant to the Offer. The Board also considered the likelihood that the Offer would be completed, and the Merger would be consummated based on, among other things (not in any relative order of importance):
◦that, subject to its limited rights to terminate the Offer, Purchaser is required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the completion of the Offer are not satisfied as of such date;
◦that the completion of the Offer is conditioned on meeting the Minimum Condition, which cannot be waived without the prior written consent of the Company;
◦that there is no financing condition to the completion of the Offer and consummation of the Merger;
◦that there are not expected to be significant antitrust or other regulatory impediments; and
◦the Company’s ability, subject to the limitations and conditions in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and/or Purchaser and to enforce specifically the terms of the Merger Agreement.
•Other Terms of the Merger Agreement. The Board considered other terms of the Merger Agreement, as more fully described in Section 11 “The Merger Agreement; Other Agreements” of the Offer to Purchase:
◦Ability to Respond to Unsolicited Acquisition Proposals. At any time prior to the time Purchaser accepts for payment Shares validly tendered pursuant to the Offer, the Board may respond to an Acquisition Proposal, if, prior to taking such actions, the Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal, as defined in the Merger Agreement, or would reasonably be expected to lead to a Superior Proposal and the Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take such action would be inconsistent with the Board’s fiduciary obligations to the Company’s stockholders under applicable law (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Changes of Recommendation” of the Offer to Purchase).
◦Change of Recommendation in Response to a Superior Proposal; Ability to Accept a Superior Proposal. If the Board makes a good faith determination, after consultation with its outside legal counsel and financial advisor, that an unsolicited Acquisition Proposal constitutes a Superior Proposal and that the failure to consider such would reasonably be expected to cause the Board's actions or inactions with respect thereto to be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law, and provided the Board complies with certain other requirements set forth in the Merger Agreement, the Board may take a number of actions, including modifying its recommendation to stockholders concerning the Offer and the Merger and accepting such Superior Proposal. The Company may also, provided that it complies with certain requirements set forth in the Merger Agreement, terminate the Merger Agreement and enter into an alternative acquisition agreement with respect to a Superior Proposal, subject to the Company’s payment to Parent of a termination fee of $5,987,000 (which the Board believes is reasonable and not likely to deter any potential bidder from making a competing Acquisition Proposal) (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Termination” and “The Merger Agreement; Other Agreements — PFSweb Termination Fee” of the Offer to Purchase).
◦Change of Recommendation in Response to a Change in Circumstances. If the Board, other than in connection with an Acquisition Proposal, concludes in good faith (after consultation with its outside legal counsel) that the failure to do so would be inconsistent with its fiduciary obligations to the Company’s stockholders under applicable law, and provided the Board complies with certain other requirements set forth in the Merger Agreement, the Board may, in response to a Change in Circumstances, as defined in the Merger Agreement, take a number of actions, including modifying its recommendation to the stockholders concerning the Offer and the Merger (as more fully described in Section 11 “The Merger Agreement; Other Agreements — Changes of Recommendation” in the Offer to Purchase). A Change in Circumstances is generally, with some exceptions, any event, change, development, circumstance, fact or effect (other than to the extent relating to an Acquisition Proposal or Superior Proposal, or Parent or its affiliates) that, individually or in the aggregate, is material to the Company and its subsidiaries, taken as a whole, and not known or reasonably foreseeable to or by the Board as of the date of the Merger Agreement, in each case, based on facts known to the Board as of the date of the Merger Agreement, which event, change, development, circumstance, fact or effect becomes known to or by the Board prior to the Offer Acceptance Time. Parent is entitled to terminate the Merger Agreement in the event that the Board changes its recommendation for any reason (including due to a Change in Circumstances), in which event the Company will have an obligation to pay to Parent a termination fee of $5,987,000 (as more fully described in “Section 11 “The Merger Agreement; Other Agreements — PFSweb Termination Fee” of the Offer to Purchase).
◦Specific Performance and Monetary Damages. In the event that Parent breaches the Merger Agreement or fails to complete the Offer when required to do so, the Company will be entitled, subject to the limitations and conditions in the Merger Agreement, to seek specific performance or monetary damages.
◦End Date. The end date of December 31, 2023 on which either Parent or the Company (subject to certain exceptions) can terminate the Merger Agreement, is anticipated to allow for sufficient time to consummate the Offer and the Merger while minimizing the length of time during which the Company would be required to operate subject to the restrictions and limitations on interim operations set forth in the Merger Agreement.

◦Cooperation. The Merger Agreement requires Parent and Purchaser to use their respective reasonable best efforts to consummate the Offer and the Merger in the most expeditious manner practicable.
◦Appraisal Rights. Statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders and beneficial owners who do not tender their Shares in the Offer and who properly demand appraisal of their Shares and who otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see information under the heading “ITEM 8. ADDITIONAL INFORMATION—Appraisal Rights.”
The Board also considered potential risks or negative factors relating to the Offer and the Merger including, without limitation, the following:
•Risk of Non-Consummation. The Board considered the risk that the proposed Offer and Merger might not be consummated and the effect of the resulting termination of the Merger Agreement on:
◦the market price of the Shares;
◦the Company’s operating results, particularly in light of the costs incurred in connection with the transactions contemplated by the Merger Agreement, including the potential requirement to make a termination fee payment to Parent; and
◦the Company’s ability to attract and retain key personnel.
•Restrictions on Soliciting Proposals. The Board considered that the Merger Agreement imposes restrictions on soliciting Acquisition Proposals from third parties, including the absence of an explicit “go shop” provision.
•Future Growth. The Board considered the fact that if the proposed Merger is consummated, the Company will no longer exist as an independent company and the Company’s stockholders will no longer participate in the future growth and profits of the Company or benefit from any increases in the value of the Shares.
•Transaction Costs. The Board considered that significant costs have been and will continue to be incurred in connection with negotiating and entering into the Merger Agreement and completing the Offer and the Merger.
•Possible Disruption of Business. The Board considered the possible disruption to the Company’s business that may result from the announcement of the transactions contemplated by the Merger Agreement and the resulting distraction of the attention of the Company’s management and employees, including possible effects on the Company’s ability to attract and retain key personnel while such transactions are pending. The Board also considered the fact that the Merger Agreement contains limitations and restrictions regarding the operation of the Company during the period between the signing of the Merger Agreement and the consummation of the proposed Merger.
•Litigation Risk. The Board considered the risk of litigation in connection with the execution of the Merger Agreement, the completion of the Offer and the consummation of the Merger.
•Termination Fee; Expenses. The Board considered the termination fee of $5,987,000 that may become payable pursuant to the Merger Agreement under certain circumstances, including if the Company terminates the Merger Agreement to accept a Superior Proposal, and the risk that the amount of the termination fee could deter potential alternative Acquisition Proposals. The Board also considered the Company’s obligation under the Merger Agreement to pay for any costs and expenses of Parent and Merger Sub (including reasonable attorneys’ fees and expenses) incurred or accrued by them in connection with any claim that results in a judgment against the Company for the payment of the above termination fee.
•Risk that the Minimum Condition Might Not Be Satisfied. The Board considered the possibility that the Company’s stockholders will tender an insufficient number of Shares to meet the Minimum Condition.
•Potential Conflicts of Interest. The Board considered the potential conflict of interest created by the fact that the Company’s executive officers and directors have financial or other interests in the Offer and the Merger that may be different from or in addition to those of other stockholders, as more fully described in

“ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS—Interests of Certain Persons; Agreements and Arrangements with Current Executive Officers and Directors of the Company”.
The foregoing discussion of the factors considered by the Board is not intended to be exhaustive but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that individual members of the Board may have given different weight to different factors.

Intent to Tender

To PFSweb’s knowledge, after making reasonable inquiry, all of PFSweb’s executive officers and directors currently intend to validly tender (and not withdraw) or cause to be validly tendered (and not withdrawn) pursuant to the Offer all Shares held of record or beneficially owned by such persons immediately prior to the expiration of the Offer, as it may be extended (other than Shares for which such holder does not have discretionary authority). The foregoing does not include any Shares over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Certain Unaudited Prospective Financial Information
The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections, though the Company has in the past provided investors with quarterly and full-year financial guidance that may cover areas such as revenue and earnings per share, among other items, which it may update from time to time during the relevant year. However, the Company is including certain unaudited prospective financial information in this Schedule 14D-9 to provide the Company’s stockholders access to a summary of certain nonpublic unaudited prospective financial information provided by the Company’s management to Parent and other potential buyers as part of the sales process and Raymond James in connection with the rendering of its opinion to the Board and performing its related financial analyses.
The projections (the “Projections”) were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (the “GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, the Company’s independent registered accounting firm or any other independent accountants. The summary of the Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Projections may differ from publicly available analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.
The Projections were prepared by the Company’s management based on certain assumptions they believed to be potentially achievable. The Projections reflect numerous proprietary estimates and assumptions made by the Company’s management. All of these factors are difficult to predict and many are beyond the Company’s control. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, risks and uncertainties pertaining to the Company’s business, including those risks and uncertainties detailed in the Company’s public periodic filings with the SEC. The Projections also reflect assumptions as to certain business decisions that are subject to change.
Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown. The inclusion of the Projections and the other Projections in this Schedule 14D-9 should not be regarded as an indication that any of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Projections necessarily predictive of actual future events, and they should not be relied upon as such. The inclusion of the Projections herein should not be deemed an admission that the forecasts therein are viewed as material information of the Company, and in fact the Company views the Projections as non-material because of the inherent risks and uncertainties associated with such long-range forecasts. None of the Company, Parent or Purchaser or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ materially from the Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date they were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. None of the Company, or, to the knowledge of the Company, Parent or Purchaser, intends to make publicly available any update or other revisions to the Projections.
In addition, the Projections have not been updated or revised to reflect information or results after the date it was prepared or as of the date of this Schedule 14D-9, and except as required by applicable securities laws, the Company does not intend to update or otherwise revise the Projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the underlying assumptions are shown to be in error.
The Projections below are the most recent projections shared with Parent and other potential buyers as part of the sales process. The Projections below were also used by Raymond James in the preparation of its valuation analysis and relied upon by the Board in its consideration of the approval of the Offer, the Merger Agreement and the transactions contemplated thereby.

$ in Thousands	Last Twelve Months Ended June 30, 2023	Estimated Six Months Ended December 31, 2023	Estimated Year Ended December 31,
			2023	2024	2025
Service Fee Equivalent Revenue (1)	$205,097	$128,699	$224,515	$252,579	$284,152
Growth	4.5%	17.7%	9.5%	12.5%	12.5%
Less: Cost of Revenues	$156,539
Gross Profit	$48,558
Gross Profit Margin	23.7%
Less: Fully Burdened Operating Expenses	$50,285
Reported EBITDA (2)	$(1,727)
Plus: Restructuring and Other Non-Recurring Costs	$6,930
Plus: Stock Based Compensation	$6,842
Reported Adjusted EBITDA (3)	$12,045	$10,177	$16,480	$19,500	$21,938
Reported Adjusted EBITDA Margin	5.9%	7.9%	7.3%	7.7%	7.7%
Plus: Pro Forma Adjustments (Contract Rate Increases and Cost Reductions)	$3,704	$150	$272
Pro Forma Adjusted EBITDA (4)	$15,749	$10,327	$16,752
Pro Forma Adjusted EBITDA Margin	7.7%	8.0%	7.5%
Plus: Estimated Public Company Costs	$3,311	$1,275	$3,022
Pro Forma Adjusted EBITDA (Excluding Estimated Public Company Costs) (5)	$19,060	$11,602	$19,774
Pro Forma Adjusted EBITDA (Excluding Public Company Costs) Margin	9.3%	9.0%	8.8%

Reported Non-GAAP Adjusted Net Income	$3,924	$5,489	$7,386
Pro Forma Adjusted Net Income	$7,628	$5,639	$7,658
Capital Expenditures	$(8,833)	$(6,859)	$(10,000)	$(10,000)	$(10,000)
Incremental Change in Net Working Capital (Period over Period)		$(10,607)	$(3,592)	$(3,000)	$(4,000)
(1)    Service Fee Equivalent Revenue is a non-GAAP financial figure used by the Company in public reporting. Service Fee Equivalent Revenue represents service fee revenue for the PFS business unit (excluding LiveArea related activity) plus the gross profit earned on product revenue and does not alter existing revenue recognition.
(2)    Reported EBITDA represents earnings (or losses) before interest, income taxes, depreciation, and amortization from operations.
(3)    Reported Adjusted EBITDA represents Reported EBITDA further adjusted to eliminate the effect of non-cash stock-based compensation, as well as restructuring and other costs.
(4)    Pro Forma Adjusted EBITDA represents Reported Adjusted EBITDA further adjusted to include operational enhancements and certain pricing increases put into place throughout 2022, reflected as if the cost savings were effective at the beginning of each reported period.
(5)    Pro Forma Adjusted EBITDA (Excluding Estimated Public Company Costs) represents Pro Forma Adjusted EBITDA further adjusted to exclude estimated costs associated with being a public company, primarily related to corporate overhead costs.

Opinion of PFSweb’s Financial Advisor
At the September 11, 2023, meeting of the Board, representatives of Raymond James rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to the Board dated September 11, 2023, as to the fairness, as of such date, from a financial point of view, to the holders of the Company’s outstanding common stock (other than Parent and Merger Sub) of the Offer Price and Per Share Merger Consideration to be received by such holders in the Offer and the Merger pursuant to the Merger Agreement, based upon and subject to the procedures followed, assumptions made, matters considered, qualifications and limitations on the review undertaken in connection with the preparation of its opinion.
The full text of the written opinion of Raymond James is attached as Annex A to this Schedule 14D-9. The summary of the opinion of Raymond James set forth in this document is qualified in its entirety by reference to the full text of such written opinion. Holders of Shares are urged to read this opinion in its entirety.
Raymond James provided its opinion for the information of the Board (solely in its capacity as such) in connection with, and for purposes of, its consideration of the Offer and the Merger and its opinion only addresses whether the Offer Price and Per Share Merger Consideration to be received by the holders of Shares (other than Parent and Merger Sub) in the Offer and the Merger pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address any other term or aspect of the Merger Agreement or the Offer and the Merger contemplated thereby. The Raymond James opinion does not constitute a recommendation to the Board or to any holder of Shares as to how the Board, any stockholder of the Company or any other person should vote or otherwise act with respect to the Offer and the Merger or any other matter.
In connection with its review of the Offer and the Merger and the preparation of its opinion, Raymond James, among other things:
•reviewed the financial terms and conditions as provided in the draft Merger Agreement, dated September 11, 2023, which we refer to in this section as “the Draft Agreement”;
•reviewed certain information related to the past and current business operations of the Company and the financial condition and future prospects and operations of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company, as approved for Raymond James’ use by the Company, which we refer to in this section as the “Projections”;
•reviewed the Company’s (a) audited financial statements for the years ended December 31, 2022 and 2021, and (b) unaudited financial statements for the six-month period ended June 30, 2023;
•reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;
•reviewed the financial and operating performance of the Company and those of other selected public companies that Raymond James deemed to be relevant to the opinion;
•considered the publicly available financial terms of certain transactions that Raymond James deemed to be relevant to the opinion;
•reviewed the current and historical market prices and trading volume for the Shares, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant to the opinion;
•conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;
•reviewed a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and
•discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which Raymond James deemed to be relevant to the opinion,

including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.
With the Company’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company, or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (fixed, contingent, derivative, off-balance sheet or otherwise) of the Company. With respect to the Projections, Raymond James, with the Company’s consent, assumed that the Projections were reasonably prepared in good faith on bases reflecting the best then-currently available estimates and judgments of management of the Company and Raymond James relied upon the Company to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James was authorized by the Company to rely on the projections and Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Raymond James relied upon and assumed, without independent verification, that the final form of the Merger Agreement would be substantially similar to the Draft Agreement reviewed by Raymond James in all respects material to its analysis, and that the Offer and the Merger would be consummated in accordance with the terms of the Merger Agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the Merger Agreement were true and correct and that each party would perform all of the covenants and agreements required to be performed by it under the Merger Agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the Offer and the Merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory and other consents and approvals necessary for the consummation of the Offer and the Merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed or amendments, modifications or waivers made that would have an effect on the Offer and the Merger or the Company that would be material to its analysis or opinion.
Raymond James expressed no opinion as to the underlying business decision to effect the Offer and the Merger, the structure or tax consequences of the Offer and the Merger, or the availability or advisability of any alternatives to the Offer and the Merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the Offer Price and Per Share Merger Consideration to be received by the holders of Shares (other than Parent and Merger Sub). Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of the Board to approve or consummate the Offer and the Merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of the Company, on the fact that the Company was assisted by legal, accounting, regulatory and tax advisors, and, with the consent of the Company relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors, as to all legal, accounting, regulatory and tax matters with respect to the Company and the Offer and the Merger.
In formulating its opinion, Raymond James considered only the Offer Price and Per Share Merger Consideration to be received by the holders of Shares, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or such class of persons, in connection with the Offer and the Merger whether relative to the Offer Price and Per Share Merger Consideration or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the Offer and the Merger to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the Offer and the Merger to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Offer and the Merger amongst or within such classes or groups of security holders or other constituencies). Raymond James expressed no opinion as to the impact of the Offer and the Merger on the solvency or viability of the Company or the ability of the Company to pay their respective obligations when they come due.

Material Financial Analyses.
The following summarizes the material financial analyses reviewed by Raymond James with the Board during its meeting on September 11, 2023. Unless the context indicates otherwise, the analyses relied upon the closing price of the common stock of the selected companies listed below as of September 11, 2023. Unless otherwise indicated, for each of the following analyses performed by Raymond James, financial and market data and earnings estimates for the selected companies were based on the companies’ filings with the SEC and certain publicly available research analyst estimates for those companies. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Raymond James, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by Raymond James. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Raymond James. No company or transaction used in the analyses described below is identical or directly comparable to the Company, Parent or the contemplated Offer and Merger.
Selected Companies Analysis.
Using publicly available information, Raymond James analyzed and compared selected financial data of the Company with similar date for the following selected publicly traded companies:

•	United Parcel Service, Inc.
•	FedEx Corporation
•	DeutschePost AG
•	DSVA/S
•	Kuehne + Nagel International AG
•	Expeditors International of Washington, Inc.
•	C.H. Robinson Worldwide, Inc.
•	Ryder System, Inc.
•	GXO Logistics, Inc.
•	Landstar System, Inc.
•	Hub Group, Inc.
•	RXO, Inc.
•	ID Logistics Group SA
•	bpost NV/SA
•	Universal Logistics Holdings, Inc.
•	Wincanton plc
•	Radiant Logistics, Inc.
•	Harte Hanks, Inc.
These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of Raymond James’s analyses, were, in Raymond James’s judgment, considered sufficiently similar to that of the Company based on business sector participation, financial metrics and form of operations. None of the selected companies reviewed is identical to the Company and certain of these companies may have characteristics that are materially different from that of the Company. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than would affect the Company.
Raymond James calculated various financial multiples for each company, including (i) enterprise value (market value plus debt, plus finance lease obligations, plus net unfunded defined benefit plan obligations (if applicable), plus minority interests, plus the market price of preferred stock, minus cash) compared to earnings before interest, taxes, depreciation and amortization, as adjusted for stock-based compensation, non-operating defined benefit obligation costs (if applicable), and other one-time, nonrecurring charges, where disclosed, which we refer to in this section as “Adj. EBITDA”, for the most recent actual twelve months results ended September 11, 2023, which we refer to in this section as “LTM”, as well as to Wall Street research analysts’ projected Adj. EBITDA for the selected companies for calendar years ending December 31, 2023, referred to as CY2023E, and (ii) equity value compared to net income, as adjusted for stock-based compensation, non-operating defined benefit obligation costs (if applicable), and other one-time non, recurring charges, net of taxes, where disclosed, using the LTM results as well as Wall Street estimates for the selected companies for CY2023E. The estimates published by Wall Street research analysts were not prepared in connection with the Offer and the Merger or at the request of Raymond James and may or may not prove to be accurate. Raymond James reviewed the mean, median, 1st quartile and 3rd quartile relative valuation multiples of the selected public companies and compared them to corresponding valuation multiples for the Company implied by the Offer Price and Per Share Merger Consideration. The results of the selected public companies analysis are summarized below:

	Enterprise Value/ Reported Adj. EBITDA		Enterprise Value/ Pro Forma Adj. EBITDA		Equity Value/ Reported Adj. Net Income		Equity Value/ Pro Forma Adj. Net Income
	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E
1st Quartile	4.1x	4.7x	4.1x	4.7x	8.9x	8.5x	8.9x	8.5x
Mean	7.8x	9.5x	7.8x	9.5x	13.7x	16.0x	13.7x	16.0x
Median	8.7x	8.7x	8.7x	8.7x	15.1x	15.9x	15.1x	15.9x
3rd Quartile	10.5x	14.2x	10.5x	14.2x	17.4x	21.8x	17.4x	21.8x
Offer Price and Merger Consideration	11.8x	8.6x	9.0x	8.5x	46.2x	24.6x	23.8x	23.7x
Furthermore, Raymond James applied the 1st quartile and 3rd quartile relative valuation multiples for each of the metrics to the Company’s actual and projected financial results and determined the implied equity price per share of Company Common Stock and then compared those implied equity values per share to the Offer Price and Per Share Merger Consideration of $7.50 per share. The results of this are summarized below:

	Enterprise Value/ Reported Adj. EBITDA		Enterprise Value/ Pro Forma Adj. EBITDA		Equity Value/ Reported Adj. Net Income		Equity Value/ Pro Forma Adj. Net Income
	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E	LTM	CY2023E
1st Quartile	$3.66	$4.80	$4.29	$4.85	$1.45	$2.61	$2.81	$2.70
3rd Quartile	$6.85	$11.31	$8.45	$11.47	$2.82	$6.65	$5.48	$6.90
Offer Price and Merger Consideration	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50	$7.50

Selected Transaction Analysis.
Raymond James analyzed publicly available information relating to selected acquisitions with respect to the enterprise value implied for the target companies and prepared a summary of the relative valuation multiples paid in these transactions. These transactions were selected, among other reasons, because the transactions occurred within a period that Raymond James deemed relevant and the businesses involved in these transactions operated in the warehousing and order fulfillment industries. The selected transactions (and related dates of announcement) used in the analysis included:

Raymond James examined valuation multiples of transaction enterprise value compared to the target companies’ Adj. EBITDA for various twelve-month periods ending prior to announcement of the transaction, where such information was publicly available. Raymond James reviewed the mean, median, 1st quartile and 3rd quartile relative valuation multiples of the selected transactions and compared them to corresponding valuation multiples for the Company implied by the Offer Price and Per Share Merger Consideration. Furthermore, Raymond James applied the 1st quartile and 3rd quartile relative valuation multiples to the Company’s actual, and pro forma adjusted, trailing twelve months Adj. EBITDA to determine the implied equity price per share and then compared those implied equity values per share to the Offer Price and Per Share Merger Consideration of $7.50 per share. The results of the selected transactions analysis are summarized below:

	Enterprise Value/ Last Twelve Months	Enterprise Value/ Last Twelve Months
	Reported Adj. EBITDA	Pro Forma Adj. EBITDA
1st Quartile	10.2x	10.2x
Mean	12.6x	12.6x
Median	11.6x	11.6x
3rd Quartile	12.1x	12.1x
Offer Price and Merger Consideration	11.8x	9.0x

	Implied Equity Price	Implied Equity Price
	Per Share	Per Share
1st Quartile	$6.67	$8.23
3rd Quartile	$7.62	$9.47
Offer Price and Merger Consideration	$7.50	$7.50

Discounted Cash Flow Analysis.
Raymond James analyzed the discounted present value of the Company’s projected free cash flows for the years ending December 31, 2023 through 2025 on a standalone basis using both a terminal multiple method and a perpetuity growth method. Raymond James used unleveraged free cash flows, defined as earnings before interest, after taxes, plus depreciation, plus amortization, less capital expenditures, less investment in working capital. The discounted cash flow analyses were based on the Projections.

Using the terminal multiple method, and consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis and applied multiples, ranging from 8.0x to 11.0x (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2025 EBITDA in order to derive a range of terminal values for the Company in 2025. Additionally, Raymond James performed an analysis of the balance of the Company’s federal Net Operating Losses (“NOLs”) (as provided by the Company and assuming no limitation under Section 382 of the Internal Revenue Code of 1986, as amended) as of the end of the period contemplated by the Projections to evaluate the additional potential enterprise value of the Company’s standalone tax attributes on a present value basis. The projected unleveraged free cash flows, NOLs and terminal values were discounted using rates ranging from 10.7% to 14.7%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of fully diluted shares outstanding as of September 8, 2023 (i.e., 24,187,950) in order to arrive at a range of present values per share of Company Common Stock. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Company Common Stock implied by the Offer Price and Per Share Merger Consideration. The results of the discounted cash flow analysis are summarized below:

Implied Equity Price
Per Share
Minimum	$6.92
Maximum	$9.53
Offer Price and Merger Consideration	$7.50

Using the perpetuity growth method, and consistent with the periods included in the Projections, Raymond James used calendar year 2025 as the final year for the analysis and applied perpetuity growth rates, ranging from 2% to 4% (which range was selected based on the professional judgment and experience of Raymond James), to calendar year 2025 free cash flow in order to derive a range of terminal values for the Company in 2025. Additionally, Raymond James performed an analysis of the balance of the Company’s federal NOLs (as provided by the Company and assuming no limitation under Section 382 of the Internal Revenue Code of 1986, as amended) as of the end of the period contemplated by the Projections to evaluate the additional potential enterprise value of the Company’s standalone tax attributes on a present value basis. The projected unleveraged free cash flows, NOLs and terminal values were discounted using rates ranging from 10.7% to 14.7%, which reflected the weighted average after-tax cost of debt and equity capital associated with executing the Company’s business plan. The resulting range of present enterprise values was adjusted by the Company’s current capitalization and divided by the number of fully diluted shares outstanding as of September 11, 2023 (i.e., 24,187,950) in order to arrive at a range of present values per share of Company Common Stock. Raymond James reviewed the range of per share prices derived in the discounted cash flow analysis and compared them to the price per share for Company Common Stock implied by the Offer Price and Per Share Merger Consideration. The results of the discounted cash flow analysis are summarized below:

Implied Equity Price
Per Share
Minimum	$4.30
Maximum	$7.05
Offer Price and Merger Consideration	$7.50

Trading Analysis.
Solely for informational purposes, Raymond James analyzed historical closing prices of the Company and compared them to the value of the Offer Price and Per Share Merger Consideration. The results of this analysis are summarized below:

	Price Per Share	Implied Premium
Offer Price and Per Share Merger Consideration value	$7.50	—%
PFSweb, Inc. closing stock price as of 9/11/2023	5.00	50%
PFSweb, Inc. closing stock price as of 9/10/2023	4.91	53%
PFSweb, Inc. closing stock price as of 9/4/2023	4.76	58%
PFSweb, Inc. closing stock price as of 8/11/2023	5.03	49%
52-week VWAP	5.23	43%
52-week high PFSweb, Inc. stock price, as adjusted for payment of a $4.50 per share special dividend paid on December 15, 2022 (2/3/2023)	7.22	4%

Additional Considerations.
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Raymond James. The preparation of an opinion regarding fairness is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all its analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of the Company.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of the Company. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by its analyses. Such analyses were provided to the Board (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of Shares (other than Parent and Merger Sub) of the Offer Price and Per Share Merger Consideration to be received by such holders in connection with the Offer and the Merger pursuant to the Merger Agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the Board in making its determination to approve the Offer and the Merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the Board or the Company’s management’s views with respect to the Company or the Offer and the Merger. Raymond James provided advice to the Company with respect to the proposed transaction. Raymond James did not, however, recommend any specific amount of consideration to the Board or that any specific Offer Price or Per Share Merger Consideration constituted the only appropriate consideration for the Offer and the Merger. The Company placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.
The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions as in effect on, and the information made available to Raymond James as of, the date of such opinion. Any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.
During the approximately two years preceding the date of Raymond James’ written opinion, Raymond James has provided certain services to the Company, including serving as financial advisor to the Company in connection with the sale of the Company’s LiveArea business unit in August 2021, for which it was paid a $4 million fee.
For services rendered in connection with the delivery of its opinion, the Company paid Raymond James an investment banking fee of $350,000 upon delivery of its opinion, $150,000 of which will be credited to the Transaction Fee (as defined below). The Company will also pay Raymond James a fee of approximately $2 million for advisory services in connection with the Offer and Merger, contingent upon the closing of the Offer and Merger (the “Transaction Fee”). The Company also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and will indemnify Raymond James against certain liabilities arising out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of the Company and Parent for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James may provide investment banking, financial advisory and other financial services to the Company, Parent and/or Merger Sub, or other participants in the Offer and the Merger in the future, for which Raymond James may receive compensation.

Item 5.    Person/Assets, Retained, Employed, Compensated or Used.
The Company retained Raymond James to act as its financial advisor in connection with the Offer and the Merger. The Company has agreed to pay Raymond James the Transaction Fee for its services as financial advisor to the Company in connection with the Offer and the Merger. Payment of the fee to Raymond James is contingent upon consummation of the Offer, other than $350,000 which was payable upon the rendering of Raymond James’ opinion. Subject to certain limitations, Raymond James will be reimbursed for reasonable expenses, including fees of outside legal counsel, incurred in connection with its engagement. In addition, the Company has agreed to indemnify Raymond James, any controlling person of Raymond James and its directors, officers, employees, agents and affiliates against specified liabilities.
Additional information pertaining to the retention of Raymond James by PFSweb in “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Opinion of PFSweb’s Financial Advisor” is incorporated by reference in this Item 5.
Except as set forth above, neither PFSweb nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of PFSweb on its behalf with respect to the Offer, the Merger or related matters.

Item 6.     Interest in Securities of the Subject Company.
Except for the scheduled vesting of Company Restricted Stock Units and Company Restricted Shares in the ordinary course, no transactions with respect to Shares have been effected during the 60 days prior to the date of this Schedule 14D-9 by PFSweb or, to PFSweb’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.    Purposes of the Transaction and Plans or Proposals.
Except as indicated in this Schedule 14D-9 (including the exhibits hereto), PFSweb is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) any tender offer for or other acquisition of PFSweb’s securities by PFSweb, PFSweb’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving PFSweb or PFSweb’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of PFSweb or any subsidiary of PFSweb; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of PFSweb.
As described in the Merger Agreement, the Board, in connection with the exercise of its fiduciary duties, is permitted under certain conditions to engage in negotiations in response to an unsolicited Acquisition Proposal.
Except as described above or otherwise set forth in this Schedule 14D-9 (including in the annexes or exhibits to this Schedule 14D-9) or as incorporated in this Schedule 14D-9 by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

Item 8.    Additional Information.
Conditions to the Offer
The information set forth in Section 1 “Terms of the Offer” of the Offer to Purchase is incorporated herein by reference.
Legal Proceedings
There are currently no legal proceedings arising out of or relating to the Offer or the Merger, but legal proceedings arising out of or relating to the Offer, the Merger or the Transactions may be filed in the future.
Appraisal Rights
No appraisal rights are available to holders of Shares in connection with the Offer. If the Merger is consummated, the holders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer; (ii) follow the procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their shares appraised by the Delaware Court of Chancery and receive payment of “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest accruing at five percent (5%) over the Federal Reserve discount rate (including any surcharge), unless the court in its discretion determines otherwise for good cause shown. In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Holders and beneficial owners of Shares should recognize that the value so determined could be higher or lower than, or the same as, the Offer Price or the Per Share Merger Consideration. Moreover, Parent and Merger Sub may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount. An investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder or beneficial owner contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.
The following summary of the appraisal rights of stockholders and beneficial owners under the DGCL does not purport to be a complete statement of the procedures to be followed by beneficial owners desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. The full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a (i) “stockholder” are to the record holder of Shares immediately prior to the effective time of the Merger as to which appraisal rights are asserted and (ii) “beneficial owner” are to a person who is the beneficial owner of the Shares held either in voting trust or by a nominee on behalf of such person. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders and beneficial owners should assume that the Company will take no action to perfect any appraisal rights of any stockholder and beneficial owner.
Any stockholder and beneficial owner who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders and beneficial owners exercise appraisal rights under Section 262 of the DGCL.
Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten (10) days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL, and the required copy of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares or beneficial owner who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.
If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:
•within the later of the consummation of the Offer and twenty (20) days after the date of the mailing of this Schedule 14D-9, deliver to the Company at 1450 Broadway, 3rd Floor, New York, New York 10018 Attention: General Counsel, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder or beneficial owner and that the stockholder or beneficial owner is demanding appraisal;
•not tender their Shares in the Offer;
•continuously hold of record the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and
•comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver on or within 10 days after the effective date of the Merger an additional notice of the effective date of the Merger to those stockholders or beneficial owners of the Company who made a written demand for appraisal pursuant to the first bullet above, as required by Section 262(d)(2) of the DGCL. However, only stockholders or beneficial owners who have submitted a written demand for appraisal in accordance with the first bullet above and are entitled to appraisal rights will receive such notice of the effective date. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to make a written demand for appraisal in accordance with the time period specified in the first bullet above (or to take any of the other steps specified in the above bullets and required by Section 262 of the DGCL) will be deemed to be a waiver or a termination of your appraisal rights.
Written Demand
All written demands for appraisal should be addressed to the Company, 1450 Broadway, 3rd Floor, New York, New York 10018 Attention: General Counsel. Only a holder of record of Shares issued and outstanding immediately prior to the Effective Time will be entitled to assert appraisal rights for the Shares registered in that holder’s name. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder's name appears on the stockholder's certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares and must state that such person intends thereby to demand appraisal of his, her or its Shares issued and outstanding immediately prior to the Effective Time in connection with the Merger. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record, but such agent must identify the record owner or owners and expressly disclose that, in executing such demand, the agent is acting as agent for the record owner or owners of such Shares.
A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. Shares held through brokerage firms, banks or other financial institutions are frequently deposited with, and held of record in, the name of a central securities depository nominee, such as Cede & Co., and a demand for appraisal of such Shares must be made by the record holder of the Shares, which may be the depository nominee, if the Shares have been so deposited, and must reasonably inform the Company of the identity of the record holder, which may be the depository nominee, and of such holder’s intention to seek appraisal of such Shares. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct such firm, bank or institution that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.
A record stockholder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered as to which appraisal is sought. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner. Stockholders and beneficial owners who hold their Shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers to determine the appropriate procedures for the making of a demand for appraisal by such a nominee.
Filing a Petition for Appraisal
Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any holder of Shares and beneficial owners who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders or owners who did not tender in the Offer and properly demanded appraisal of such Shares. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares or beneficial owners who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares or beneficial owners to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.
Within 120 days after the Effective Time, any holder of Shares and beneficial owner who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders or beneficial owners of such Shares. Such statement must be given within ten (10) days after a written request therefor has been received by the Surviving Corporation or within ten (10) days after the expiration of the period for delivery of demands for appraisal, whichever is later.
Upon the filing of a petition of appraisal by any such holder of Shares and beneficial owners, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within twenty (20) days to file with the Delaware Register in Chancery a duly verified list (the “Verified List”) containing the names and addresses of all stockholders and beneficial owners who have demanded payment for their Shares (the “Dissenting Stockholders”) and with whom agreements as to the value of their Shares have not been reached. Upon the filing of a petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all the Dissenting Stockholders shown on the Verified List. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.
If a hearing on the petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates, if any, to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware

Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. In addition, assuming the Shares remain listed on a national securities exchange immediately before the Effective Time, which we expect to be the case, the Delaware Court is required to dismiss the appraisal proceedings as to all Dissenting Stockholders unless (1) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.
Determination of Fair Value
After the Delaware Court determines which stockholders and beneficial owners are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court will determine the fair value of the Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder or beneficial owner entitled to appraisal an amount in cash, in which case interest will accrue thereafter only upon the sum of (1) the difference, if any, between the amount so paid by the Surviving Corporation and the fair value of the Shares as determined by the Delaware Court, and (2) interest accrued before such voluntary cash payment, unless paid at that time.
In determining fair value, the Delaware Court is to take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Delaware Court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. In Weinberger, the Supreme Court of Delaware also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation.
Upon application by the Surviving Company or by any holder of Shares and beneficial owners entitled to participate in the appraisal proceeding, the Delaware Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders and beneficial owners entitled to an appraisal. Any holder of Shares or beneficial owner whose name appears on the Verified List and who has submitted such stockholder’s stock certificates, if any, to the Delaware Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder or beneficial owner is not entitled to appraisal rights. When the fair value of the Shares is determined, the Delaware Court will direct the payment of such value, with interest thereon, if any, to the stockholders or beneficial owners entitled thereto, forthwith in the case of uncertificated stockholders or, as the case may be, upon surrender by certificated stockholders of their stock certificates. The Delaware Court's decree may be enforced as other decrees in the Delaware Court may be enforced. The Delaware Court may also (i) determine the costs of the proceeding (which do not include attorneys’ fees or the fees and expenses of experts) and tax such costs upon the parties as the Delaware Court deems equitable and (ii) upon application of a stockholder or beneficial owner, order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such an order, each party bears its own expenses. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Stockholders and beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of the Per Share Merger Consideration to be paid in the Merger. Although the Company believes that the Per Share Merger Consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court. Neither Parent nor the Company anticipates offering more than the Per Share Merger Consideration to any Dissenting Stockholder, and each of Parent and the Company reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the “fair value” of the Shares is less than the Per Share Merger Consideration.
The process of dissenting and exercising appraisal rights requires compliance with technical prerequisites. Stockholders and beneficial owners wishing to exercise their appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.
Any stockholder and beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.
If any stockholder or beneficial owner who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s or beneficial owner's Shares will be deemed to have been converted at the Effective Time into the right to receive the Per Share Merger Consideration, but without interest. A stockholder or beneficial owner will fail to perfect, or effectively lose, the stockholder's or beneficial owner's right to appraisal if no petition for appraisal is filed within 120 days after the effective date of the Merger. Inasmuch as the Company has no obligation to file such a petition and has no present intention to do so, any holder of Shares or beneficial owner who desires such a petition is advised to file it on a timely basis. In addition, a stockholder or beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Per Share Merger Consideration by delivering to the Company a written withdrawal of such stockholder's or beneficial owner's demand for appraisal and acceptance of the terms of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Company. Notwithstanding the foregoing, once a petition for appraisal is filed, no appraisal proceeding in the Delaware Court will be dismissed as to any stockholder or beneficial owner without the approval of the Delaware Court, and such approval may be conditioned upon such terms as the Delaware Court deems just; provided, however, that the limitation set forth in this sentence will not affect the right of any stockholder and beneficial owner who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s or beneficial owner's demand for appraisal and to accept the Per Share Merger Consideration within 60 days after the effective date of the Merger.
STOCKHOLDERS WHO TENDER SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.
The foregoing summary of the rights of the stockholders and beneficial owners of the Company to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders and beneficial owners of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.
FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF APPRAISAL RIGHTS. IN THAT EVENT, YOU WILL BE ENTITLED TO RECEIVE THE OFFER CONSIDERATION DESCRIBED IN THE MERGER AGREEMENT FOR YOUR SHARES IN ACCORDANCE WITH THE MERGER AGREEMENT. IN VIEW OF THE COMPLEXITY OF THE PROVISIONS OF SECTION 262, IF YOU ARE A STOCKHOLDER OR BENEFICIAL OWNER OF SHARES AND ARE CONSIDERING EXERCISING

YOUR APPRAISAL RIGHTS UNDER THE DGCL, YOU SHOULD CONSULT YOUR OWN LEGAL ADVISOR.
Business Combination Statute
A number of states (including Delaware, where PFSweb is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.
As a Delaware corporation, the Company is subject to Section 203 of the DGCL, which generally prohibits the Company from engaging in a “business combination” (which is generally defined to include a merger, consolidation, a sale of a significant amount of assets and a sale of stock) with an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation's outstanding voting stock) for three years following the time such person became an interested stockholder, unless, among other exceptions, before the time such person became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the person becoming an interested stockholder. Neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.
Each of Parent and Merger Sub is not, nor at any time for the past three years has been, an “interested stockholder” of PFSweb as defined in Section 203 of the DGCL. In connection with its approval of the Merger Agreement, the Offer and the Merger, the Board adopted a resolution approving the Merger Agreement and the Transactions, including the Offer and the Merger for purposes of Section 203 of the DGCL, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement.
No Vote of Stockholders Required for the Merger
The Board has unanimously approved the Merger Agreement, the Offer and the Merger in accordance with the DGCL. Section 251(h) of the DGCL provides that following consummation of a tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders and beneficial owners who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Stockholders and beneficial owners who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.
Cautionary Statements Regarding Forward-Looking Statements
This communication contains forward-looking statements that involve risks and uncertainties relating to future events and the future performance of the Company and Parent, including regarding Parent's proposed acquisition of the Company, the prospective benefits of the proposed acquisition, the consideration and terms and the anticipated occurrence, manner and timing of the proposed tender offer and the closing of the proposed acquisition. Actual events or results may differ materially from these forward-looking statements. Words such as “anticipate,” “expect,” “intend,” “plan,” “propose,” “provide,” “believe,” “seek,” “estimate,” variations of such words, and similar expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Risks that may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Company's stockholders will tender their stock in the offer; the risk that the Merger Agreement may be terminated in specified circumstances that require the Company to pay a termination fee of $5,987,000 and certain costs and expenses of Parent and Merger Sub; the possibility that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay, or refuse to grant approval for the consummation of the transaction (or only grant approval subject to adverse conditions or limitations); the ability of the parties to timely and successfully receive required regulatory approvals and the difficulty of predicting the timing or outcome of regulatory approvals or actions, if any; the possibility that the transaction does not close; the effects of the transaction on relationships with employees, other business partners or governmental entities; unknown liabilities; the risk of litigation and/or regulatory actions, including litigation and/or regulatory actions related to the proposed acquisition; uncertainties as to how customers, suppliers, employees, and stockholders will react to the tender offer and merger; the risk of any unexpected costs or expenses resulting from the tender offer and merger; the effects of local and national economic, credit and capital market conditions on the economy in general and the impact of public health outbreaks, epidemics, or pandemics (such as the COVID-19 pandemic) on the Company’s business.
A more complete description of these and other material risks can be found in the Company's filings with the SEC, including its Annual Report on Forms 10-K for the fiscal year ended December 31, 2022 and subsequent Quarterly Reports on Form 10-Q, as well as the Schedule TO and related tender offer documents to be filed by Parent and Merger Sub, and this Schedule 14D-9. Any forward-looking statements are made based on the current beliefs and judgments of the Company's management, and the reader is cautioned not to rely on any forward-looking statements made by the Company. Except as required by law, the Company does not undertake any obligation to update (publicly or other-wise) any forward-looking statement, including without limitation any financial projection or guidance, whether as a result of new information, future events. or otherwise.

Item 9.    Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated September 21, 2023 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO)
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO)
(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).
(a)(1)(D)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).
(a)(1)(E)	Summary Advertisement as published in the Wall Street Journal, dated September 21, 2023 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).
(a)(5)(A)	Opinion of Raymond James & Associates, Inc., dated September 11, 2023 (included as Annex A to this Schedule 14D-9).
(a)(5)(B)	Press Release issued by PFSweb, Inc. on September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by PFSweb, Inc. with the SEC on September 14, 2023).
(a)(5)(C)	Email to PFSweb employees from September 14, 2023 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed by PFSweb, Inc. with the SEC on September 14, 2023).
(a)(5)(D)	Employee Frequently Asked Questions from September 14, 2023 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed by PFSweb, Inc. with the SEC on September 14, 2023).
(a)(5)(E)	Email to PFSweb business partners from September 14, 2023 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed by PFSweb, Inc. with the SEC on September 14, 2023).
(a)(5)(F)	Email to PFSweb clients from September 14, 2023 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed by PFSweb, Inc. with the SEC on September 14, 2023).
(a)(5)(G)	Email to PFSweb prospective clients from September 14, 2023 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed by PFSweb, Inc. with the SEC on September 14, 2023).
(a)(5)(H)	Investor Relations presentation from September 14, 2023 (incorporated by reference to Exhibit 99.7 to the Schedule 14D-9C filed by PFSweb, Inc. with the SEC on September 14, 2023).
(a)(5)(I)	Social Media Posts from September 14, 2023 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9C filed by PFSweb, Inc. with the SEC on September 15, 2023).
(e)(1)
Agreement and Plan of Merger, dated as of September 13, 2023, by and among PFSweb, Inc., GXO Logistics, Inc., and Peregrine MergerSub I, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PFSweb, Inc. with the SEC on September 14, 2023).

(e)(2)	Confidentiality Agreement, dated as of August 13, 2021, between PFSweb, Inc. and GXO Logistics, Inc. (as amended on April 28, 2023) (incorporated by reference to Exhibit (d)(2) to the Schedule TO).
(e)(3)	Amendment to Confidentiality Agreement, dated as of April 28, 2023, between PFSweb, Inc. and GXO Logistics, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
(e)(4)	Exclusivity Agreement, dated as of August 30, 2023, by and between PFSweb, Inc. and GXO Logistics, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PFSweb, Inc.

Dated: September 21, 2023	By:	/s/ Thomas J. Madden
Thomas J. Madden
Executive Vice President, Chief Financial Officer

Annex A

September 11, 2023

Board of Directors
PFSweb, Inc.
9250 N. Royal Lane, Suite 100
Irving, TX 75063

Members of the Board of Directors:

We understand that GXO Logistics, Inc., a Delaware corporation (“Parent”), Peregrine MergerSub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”) and PFSweb, Inc., a Delaware corporation (the “Company”), propose to enter into the Agreement (defined below) pursuant to which, among other things, (i) Parent has agreed to cause Merger Sub to commence a tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company, par value $0.001 per share (the “Common Shares”), at a purchase price per share of $7.50, without interest (the “Offer Price”), and (ii) immediately following the completion of the Offer, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation (the “Merger,” and together with the Offer and other transactions contemplated by the Agreement, the “Transaction”), and that, in connection with the Merger and subject to the terms of the Agreement, each share of the Common Shares issued and outstanding immediately prior to the time that the Merger becomes effective (other than the Cancelled Shares and the Dissenting Shares (each as defined in the Agreement)) shall be converted automatically into the right to receive an amount in cash equal to, without interest, $7.50 (the “Merger Consideration”). The terms and conditions of the Transaction are more completely described in the Agreement.

The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (this “Opinion”) to the Board as to whether, as of the date hereof, the Offer Price and Merger Consideration to be received by the holders of the Common Shares (other than Parent and Merger Sub)) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

In connection with our review of the proposed Transaction and the preparation of this Opinion, we have, among other things:

1.reviewed the financial terms and conditions as provided in the draft, dated September 11, 2023, of the Agreement and Plan of Merger, by and among the Company, Parent and Merger Sub (the “Agreement”);
2.reviewed certain information related to the past and current business operations of the Company and the financial condition and future prospects and operations of the Company, as made available to Raymond James by or on behalf of the Company, including, but not limited to, financial projections prepared by the management of the Company (the “Projections”);

3.reviewed the Company’s (a) audited financial statements for the years ended December 31, 2022 and 2021, and (b) unaudited financial statements for the six-month period ended June 30, 2023;
4.reviewed the Company’s recent public filings and certain other publicly available information regarding the Company;
5.reviewed the financial and operating performance of the Company and those of other selected public companies that we deemed to be relevant to this Opinion;
6.considered certain publicly available financial terms of certain transactions we deemed to be relevant to this Opinion;
7.reviewed the current and historical market prices and trading volume for the Common Shares, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant to this Opinion;
8.conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;
9.received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and
10.discussed with members of the senior management of the Company certain information relating to the aforementioned and any other matters which we have deemed relevant to this Opinion including, but not limited to, the past and current business operations of the Company and the financial condition and future prospects and operations of the Company.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, restructuring or bankruptcy proceedings, possible unasserted claims or other contingent liabilities, to which the Company, Parent or Merger Sub is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, Parent or Merger Sub is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company. With respect to the Projections, we have, with your consent, assumed that the Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us in all respects material to our analysis, and that the Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects material to our analysis with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion.

Our Opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of September 11, 2023 and we are under no obligation to undertake any action regarding this Opinion in the event of any material change in such circumstances and conditions. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.

We express no opinion as to the underlying business decision to effect the Transaction, the structure or tax consequences of the Transaction or the availability or advisability of any alternatives to the Transaction. We provided advice to the Board with respect to the proposed Transaction. We did not, however, recommend any specific amount of consideration or that any specific consideration constituted the only appropriate consideration for the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Offer Price and Merger Consideration to be received by the holders of the Common Shares (other than Parent and Merger Sub).

We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Board, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Transaction.

In formulating our opinion, we have considered only what we understand to be the Offer Price and Merger Consideration to be received by the holders of the Common Shares pursuant to the Agreement as is described above and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of the Common Shares or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Transaction to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except to the holders of the Common Shares only to the extent expressly set forth in the last sentence of this Opinion, or (2) the fairness of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Transaction amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Transaction on the solvency or viability of the Company, Parent or Merger Sub or the ability of the Company, Parent, or Merger Sub to pay their respective obligations when they come due.

The delivery of this Opinion was approved by an opinion committee of Raymond James.

Raymond James has been engaged to render financial advisory services to the Company in connection with the proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.

In the ordinary course of our business, Raymond James may trade in the securities of the Company for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. Raymond James has provided certain services to the Company (in the previous two years preceding the date of this Opinion), including serving as financial advisor to the Company in connection with the sale of the Company’s LiveArea business unit in August 2021, for which it has been paid a fee. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, Parent and/or Merger Sub or other participants in the Transaction in the future, for which Raymond James may receive compensation.

It is understood that this letter is for the information of the Board (solely in each director’s capacity as a member of the Board) in evaluating the proposed Transaction and does not constitute a recommendation to the Board or any shareholder of the Company, Parent, or Merger Sub regarding how said shareholder should act or vote with respect to the proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a Solicitation/Recommendation Statement on Schedule 14D-9 or proxy statement used in connection with the Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such Solicitation/Recommendation Statement on Schedule 14D-9 or proxy statement, along with a description thereof reasonably satisfactory to us.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price and Merger Consideration to be received by the holders of the Common Shares (other than Parent and Merger Sub) in the Transaction pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC.

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

§ 262. Appraisal rights
(a)     Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance nor consented thereto in writing pursuant to §228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.
(b)     Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting, transferring, domesticating or continuing corporation in a merger, consolidation, conversion, transfer, domestication or continuance to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264, § 266 or § 390 of this title (other than, in each case and solely with respect to a converted or domesticated corporation, a merger, consolidation, conversion, transfer, domestication or continuance authorized pursuant to and in accordance with the provisions of § 265 or § 388 of this title):
(1)     Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for the conversion, transfer, domestication or continuance (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.
(2)     Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent, converting, transferring, domesticating or continuing corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, transfer, domestication or continuance, pursuant to §251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, §264, § 266 or § 390 of this title to accept for such stock anything except:
a.     Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity or the entity resulting from a transfer, domestication or continuance if such entity is a corporation as a result of the conversion, transfer, domestication or continuance, or depository receipts in respect thereof;
b.     Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation, conversion, transfer, domestication or continuance will be either listed on a national securities exchange or held of record by more than 2,000 holders;
c.     Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or
d.     Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.
(3)     In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)     [Repealed.]
(c)     Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title or a transfer, domestication or continuance effected pursuant to § 390 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.
(d)     Appraisal rights shall be perfected as follows:
(1)     If a proposed merger, consolidation conversion, transfer, domestication or continuance for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with §255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a nonstock corporation, a copy of §114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation, conversion, transfer, domestication or continuance, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation, conversion, transfer, domestication or continuance shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting, transferring, domesticating or continuing corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation, conversion, transfer, domestication or continuance, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or
(2)     If the merger, consolidation, conversion, transfer, domestication or continuance was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent, converting, transferring, domesticating or continuing corporation before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation who is entitled to appraisal rights of the approval of the merger, consolidation, conversion, transfer, domestication or continuance and that appraisal rights are available for any or all shares of such class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting, transferring, domesticating or continuing corporation is a nonstock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, shall, also notify such stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving, resulting or converted entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, either (i) each such constituent corporation or the converting, transferring, domesticating or continuing corporation shall send a second notice before the effective date of the merger, consolidation, conversion, transfer, domestication or continuance notifying each of the holders of any class or series of stock of such constituent, converting, transferring, domesticating or continuing corporation that are entitled to appraisal rights of the effective date of the merger, consolidation, conversion, transfer, domestication or continuance or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting, transferring, domesticating or continuing corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)     Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation, conversion, transfer, domestication or continuance and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.
(e)     Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance. Within 120 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, any person who has complied with the requirements of subsections (a) and (d) of this section, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation, conversion, transfer, domestication or continuance (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section, whichever is later.
(f)     Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)     At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation, conversion, transfer, domestication or continuance the shares of the class or series of stock of the constituent, converting, transferring, domesticating or continuing corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation, conversion, transfer, domestication or continuance for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.
(h)     After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation, conversion, transfer, domestication or continuance, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation, conversion, transfer, domestication or continuance through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)     The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.
(j)     The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.
(k)     Subject to the remainder of this subsection, from and after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance). If a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, either within 60 days after such effective date or thereafter with the written approval of the corporation, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, an appraisal proceeding in the Court of Chancery shall not be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation, conversion, transfer, domestication or continuance within 60 days after the effective date of the merger, consolidation, conversion, transfer, domestication or continuance, as set forth in subsection (e) of this section. If a petition for an appraisal is not filed within the time provided in subsection (e) of this section, the right to appraisal with respect to all shares shall cease.
(l)     The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.